UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2020

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI REPORT FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2019

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
1

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

Report
for the six months and year ended 31 December 2019

•Strong safety performance; Fatality-free in 2019, first time in Company's history and best-ever AIFR at 3.31 (1)
•Met 2019 full year guidance: Production of 3.281Moz, record production at Kibali, Tropicana and Iduapriem; AISC $992/oz (2)
•Geita delivered highest production in 14 years
•Free cash flow before growth capital increased by 106% to $448m; Cash flow from operating activities increased by 22% to $1,047m
•Adjusted net debt to Adjusted EBITDA improved to 0.91 times; cash and cash equivalents $463m
•3.5Moz of Ore Reserves were added in 2019 before depletion - strong progress on efforts aimed at Ore Reserve Conversion
•Obuasi achieved first gold pour on time and within budget; Phase 2 ramp up is on track
•Reached agreements to sell South African assets and the Sadiola mine in Mali
•Dividend increased by 57% to 11 US cents per share

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2019	2018	2019	2018
		US Dollar / Imperial
Operating review
Gold
Produced - Total	- oz (000)	1,727	1,772	3,281	3,400
Sold - Total	- oz (000)	1,691	1,761	3,268	3,412

Financial review
Price received	- $/oz	1,469	1,215	1,387	1,261
Total cash costs	- $/oz	762	726	776	773
All-in sustaining costs	- $/oz	993	936	998	976
All-in costs	- $/oz	1,203	1,029	1,162	1,068

Gold income	- $m	2,204	1,883	3,993	3,805
Cost of sales	- $m	1,610	1,570	3,105	3,173
Total cash costs	- $m	1,247	1,223	2,393	2,505
Gross profit	- $m	646	362	983	772

Profit (loss) attributable to equity shareholders	- $m	(127)	100	(12)	133
	- cents/share	(30)	24	(3)	32
Headline earnings	- $m	259	120	379	220
	- cents/share	62	29	91	53
Adjusted EBITDA	- $m	1,033	756	1,723	1,480
Net cash flow from operating activities	- $m	704	536	1,047	857
Free cash flow *	- $m	159	118	127	67
Total borrowings	- $m	2,206	2,050	2,206	2,050
Adjusted net debt	- $m	1,572	1,659	1,572	1,659
Capital expenditure	- $m	496	387	814	721

* Refer to "Non-GAAP disclosure" for definition.			$ represents US Dollar, unless otherwise stated.
		Rounding of figures may result in computational discrepancies.

(1) All Injury Frequency Rate (AIFR) is measured in injuries per million hours worked
(2) Excludes $6/oz non-cash rehabilitation provision in Brazil guided in the third quarter of 2019

The information on this page and the Financial and Operating Report are provided for the AngloGold Ashanti group as a whole. Following the announcement of the South Africa assets sale, the South African operations are recorded as discontinued operations in the Preliminary Condensed Consolidated Financial Statements. The Non-GAAP disclosures on pages 46 - 50 following the Preliminary Condensed Consolidated Financial Statements are based on the continuing operations of the group, where indicated. For a breakdown of results between continuing and discontinued operations, refer to the comprehensive table on page   3.

Published : 21 February 2020
December 2019

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com

Operations at a glance
for the six months ended 31 December 2019
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs[1]		Total cash costs [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year $m Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
CONTINENTAL AFRICA	826	1	(818)	—	416	221	863	(1)	731	(1)
DRC
Kibali - Attr. 45% [4]	178	(9)	(168)	(5)	95	30	745	16	605	18
Ghana
Iduapriem	139	9	(160)	38	48	15	966	(6)	895	8
Obuasi [5]	2	—	—	(100)	—	(2)	—	—	—	—
Guinea
Siguiri - Attr. 85%	109	(5)	(140)	12	22	5	1,206	16	1,102	23
Mali
Morila - Attr. 40% [4]	11	(26)	(12)	(46)	4	8	1,093	(17)	1,038	(14)
Sadiola - Attr. 41% [4]	26	(11)	(27)	(7)	12	7	969	5	978	9
Tanzania
Geita	361	8	(287)	(12)	229	154	760	(13)	594	(20)
Non-controlling interests, exploration and other			(24)	4	6	4

AUSTRALIA	298	(6)	(312)	(6)	125	66	1,045	2	758	3
Sunrise Dam	118	(13)	(160)	(1)	8	4	1,429	7	1,161	21
Tropicana - Attr. 70%	180	(2)	(146)	(9)	123	59	766	—	482	(11)
Exploration and other			(6)	(35)	(6)	3

AMERICAS	377	(7)	(437)	7	156	3	1,057	27	718	22
Argentina
Cerro Vanguardia - Attr. 92.50%	117	(17)	(127)	(6)	64	(10)	859	33	627	35
Brazil
AngloGold Ashanti Mineração	188	(1)	(225)	16	57	6	1,172	23	802	17
Serra Grande	72	(4)	(74)	12	30	4	1,039	22	641	15
Non-controlling interests, exploration and other			(11)	(8)	5	3

OTHER	—	—	(4)	—	(5)	7

Equity accounted investments included above			208	(9)	(111)	(46)

Continuing operations	1,501	(3)	(1,363)	2	581	251	977	6	735	5

SOUTH AFRICA
Mponeng	129	(12)	(148)	—	40	15	1,144	11	938	12
Total Surface Operations	97	15	(98)	9	26	20	1,015	(2)	957	(4)
Other			(1)	(261)	(1)	(2)

Discontinued operations	226	(2)	(247)	4	65	33	1,099	6	946	5

Total continuing and discontinued operations	1,727	(3)	(1,610)	3	646	284	993	6	762	5

[1] Refer to note B under "Non-GAAP disclosure" for definition.
[2] Refer to note C under "Non-GAAP disclosure" for definition.
[3] Variance December 2019 six months on December 2018 six months - increase (decrease).
[4] Equity accounted joint ventures.
[5] Pre-production ounces.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
1

Operations at a glance
for the year ended 31 December 2019
	Production		Cost of sales		Gross profit (loss)		All-in sustaining costs[1]		Total cash costs [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year $m Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
CONTINENTAL AFRICA	1,538	2	(1,601)	—	605	225	896	(1)	759	(2)
DRC
Kibali - Attr. 45% [4]	366	1	(338)	(9)	167	71	704	(6)	572	(5)
Ghana
Iduapriem	275	8	(288)	24	102	12	890	(9)	815	1
Obuasi [5]	2	—	—	(100)	—	(6)	—	—	—	—
Guinea
Siguiri - Attr. 85%	213	(12)	(267)	10	29	(39)	1,176	27	1,091	29
Mali
Morila - Attr. 40% [4]	27	(8)	(36)	(13)	3	6	1,237	(6)	1,205	5
Sadiola - Attr. 41% [4]	51	(13)	(54)	(18)	19	10	956	(3)	966	3
Tanzania
Geita	604	7	(571)	(7)	280	175	894	(5)	695	(14)
Non-controlling interests, exploration and other			(47)	3	5	(4)

AUSTRALIA	614	(2)	(632)	2	221	61	990	(5)	730	(4)
Sunrise Dam	254	(12)	(318)	3	35	(15)	1,246	2	1,014	10
Tropicana - Attr. 70%	360	7	(297)	1	204	76	757	(10)	504	(15)
Exploration and other			(17)	(7)	(18)	—

AMERICAS	710	(8)	(822)	(2)	265	(45)	1,032	21	736	18
Argentina
Cerro Vanguardia - Attr. 92.50%	225	(20)	(253)	(16)	108	(52)	859	32	673	41
Brazil
AngloGold Ashanti Mineração	362	(1)	(416)	9	103	(1)	1,107	14	782	8
Serra Grande	123	(5)	(131)	1	42	6	1,105	17	707	7
Non-controlling interests, exploration and other			(22)	(13)	12	2

OTHER			1	(75)	1	(1)

Equity accounted investments included above			428	(11)	(188)	(86)

Continuing operations	2,862	(2)	(2,626)	2	904	154	978	4	746	2

SOUTH AFRICA
Mponeng	243	(8)	(287)	(10)	53	41	1,186	1	976	(1)
Total Surface Operations	176	3	(189)	(2)	28	19	1,043	(5)	987	(4)
Other			(3)	414	(2)	(3)

Discontinued operations	419	(14)	(479)	(19)	79	57	1,132	(4)	981	(5)

Total continuing and discontinued operations	3,281	(4)	(3,105)	(2)	983	211	998	2	776	—

[1] Refer to note B under "Non-GAAP disclosure" for definition.
[2] Refer to note C under "Non-GAAP disclosure" for definition.
[3] Variance December 2019 year on December 2018 year - increase (decrease).
[4] Equity accounted joint ventures.
[5] Pre-production ounces.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
2

GROUP - Operating and Financial review

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2019	2018	2019	2018
		US Dollar / Imperial
Operating review
Gold
Produced - Total	- oz (000)	1,727	1,772	3,281	3,400
Produced from continuing operations	- oz (000)	1,501	1,542	2,862	2,913
Produced from discontinued operations	- oz (000)	226	230	419	487

Sold - Total	- oz (000)	1,691	1,761	3,268	3,412
Sold from continuing operations	- oz (000)	1,471	1,532	2,854	2,922
Sold from discontinued operations	- oz (000)	220	229	414	490

Price received from continuing and discontinued operations	- $/oz	1,469	1,215	1,387	1,261
Price received from continuing operations *	- $/oz	1,477	1,221	1,394	1,266
Price received from discontinued operations	- $/oz	1,410	1,175	1,337	1,228

All-in sustaining costs from continuing and discontinued operations (1)	- $/oz	993	936	998	976
All-in sustaining costs from continuing operations *	- $/oz	977	920	978	942
All-in sustaining costs from discontinued operations	- $/oz	1,099	1,039	1,132	1,182

All-in costs from continuing and discontinued operations	- $/oz	1,203	1,029	1,162	1,068
All-in costs from continuing operations *	- $/oz	1,202	1,016	1,151	1,034
All-in costs from discontinued operations	- $/oz	1,212	1,115	1,240	1,272

Total cash costs from continuing and discontinued operations	- $/oz	762	726	776	773
Total cash costs from continuing operations *	- $/oz	735	700	746	729
Total cash costs from discontinued operations	- $/oz	946	899	981	1,032
		—	—	—	—
Gold income - Total	- $m	2,204	1,883	3,993	3,805
Gold income from continuing operations	- $m	1,894	1,614	3,439	3,203
Gold income from discontinued operations	- $m	310	269	554	602

Cost of sales - Total	- $m	1,610	1,570	3,105	3,173
Cost of sales from continuing operations	- $m	1,363	1,333	2,626	2,584
Cost of sales from discontinued operations	- $m	247	237	479	589

Total cash costs - Total	- $m	1,247	1,223	2,393	2,505
Total cash costs from continuing operations	- $m	1,033	1,016	1,981	1,996
Total cash costs from discontinued operations	- $m	214	207	412	509

Gross profit - Total	- $m	646	362	983	772
Gross profit from continuing operations	- $m	581	330	904	750
Gross profit from discontinued operations	- $m	65	32	79	22

Adjusted EBITDA - Total	- $m	1,033	756	1,723	1,480
Adjusted EBITDA from continuing operations *	- $m	935	692	1,580	1,388
Adjusted EBITDA from discontinued operations	- $m	98	64	143	92

Total borrowings - continuing operations	- $m	2,204	2,050	2,204	2,050
Total borrowings continuing and discontinued operations	- $m	2,206	2,050	2,206	2,050

Adjusted net debt - continuing operations *	- $m	1,581	1,659	1,581	1,659
Adjusted net debt continuing and discontinued operations	- $m	1,572	1,659	1,572	1,659

Profit (loss) attributable to equity shareholders - Total	- $m	(127)	100	(12)	133
Profit attributable to equity shareholders from continuing operations	- $m	234	73	364	216
Profit (loss) attributable to equity shareholders from discontinued operations	- $m	(361)	27	(376)	(83)

Profit (loss) attributable to equity shareholders - Total	- cents/share	(30)	24	(3)	32
Profit attributable to equity shareholders from continuing operations	- cents/share	56	18	87	52
Profit (loss) attributable to equity shareholders from discontinued operations	- cents/share	(86)	6	(90)	(20)

Headline earnings	- $m	259	120	379	220
	- cents/share	62	29	91	53
Net cash flow from operating activities	- $m	704	536	1,047	857
Free cash flow *	- $m	159	118	127	67
Capital expenditure	- $m	496	387	814	721

Notes: Discontinued operations refer to the following South African operations: Mponeng, Mine Waste Solutions, Surface sources, Moab Khotsong and Kopanang.
* Refer to "Non-GAAP disclosure" for definition.		$ represents US Dollar, unless otherwise stated.
		Rounding of figures may result in computational discrepancies.

(1) Year ended December 2019 includes $6/oz non-cash rehabilitation provision in Brazil guided in the third quarter 2019

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
3

Financial and Operating Report
for the six months and year ended 31 December 2019

OPERATING AND FINANCIAL FULL-YEAR REVIEW
The following amounts include both continuing and discontinued operations, unless otherwise stated.

The Company reported its safest year on record, achieving a fatality-free calendar year in 2019 and marking six consecutive quarters without a workplace fatality. The group all-injury frequency rate (AIFR), which is the broadest measure of workplace safety, improved 31% to a record 3.31 per million hours worked in 2019, from a rate of 4.81 per million hours worked in 2018.

Production for 2019 was 3.281Moz, 4% lower when compared to 2018. The Company successfully navigated a challenging year, largely due to operational challenges at Siguiri, Sunrise Dam, and Cerro Vanguardia, offset by exceptional performances at Geita, Kibali, Tropicana and Iduapriem. Kibali, Tropicana and Iduapriem registered record production for 2019. Total cash costs were $776/oz, compared to $773/oz in 2018. All-in sustaining costs (AISC) of $992/oz in 2019. This excludes a $6/oz impact from revised rehabilitation provisions in Brazil, as required by the new legislation promulgated during the third quarter of 2019. This cost performance compared to AISC of $976/oz in 2018.

The average gold price received in 2019 was $1,387/oz, a 10% increase over 2018 at $1,261/oz. The higher gold price helped drive the improved financial performance year-on-year. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) rose 16% year-on-year to $1,723m in 2019, compared to $1,480m in 2018.

Basic loss for the year ended 31 December 2019 was $12m, or 3 US cents per share, compared with basic profit of $133m, or 32 US cents per share in 2018. Earnings were negatively impacted by the impairment of the South African assets associated with their held for sale accounting treatment ($385m, net of tax), higher rehabilitation provisions in Brazil ($15m, net of tax) and higher care and maintenance costs in South Africa and Ghana ($13m, net of tax). Excluding impairment charges, headline earnings were $379m, or 91 US cents per share, compared with $220m, or 53 US cents per share in 2018.

Cash flow from operating activities for the year ended 31 December 2019 increased by 22% to $1,047m in 2019 compared to $857m in 2018. Free cash flow for the year improved by 90% to $127m in 2019, from $67m in the prior year, benefitting from an improved received gold price which more than negated lower gold output, higher operating costs, taxes, royalties, working capital lockups and the increased capital expenditure as the Obuasi Redevelopment Project progressed.  For the year free cash flow was further impacted by the continued slow cash repatriation from the DRC relating to Kibali. Cumulative cash receipts from the DRC for the year ended 31 December 2019 amounted to $75m, $23m of which was received in the fourth quarter of 2019, leaving an attributable balance of $202m awaiting repatriation at the end of the year.

Free cash flow for the year before growth capital increased by 106% to $448m in 2019 versus $217m in the prior year.

Total capital expenditure (including equity accounted investments) increased by 13% to $814m in 2019, compared to $721m in 2018. This included project capital expenditure of $321m relating to Obuasi, Siguiri, Tropicana, Mponeng and Quebradona in 2019, compared to $150m invested in growth projects in the prior year. A further $89m was spent on exploration, of which $65m was spent on Greenfields exploration and study costs, largely in Colombia and North America with $24m spent on non-sustaining exploration drilling to improve mineral resources at current operations.

The ratio of Adjusted net debt to Adjusted EBITDA at the end of December 2019 was 0.91 times compared with 1.12 times at the end of December 2018, below the targeted level of 1.0 times through the cycle. Adjusted net debt decreased by 5% to $1.581bn ($1.572bn from continuing operations) at 31 December 2019, from $1.659bn at 31 December 2018.

As at 31 December 2019, liquidity remains strong with $1.42bn undrawn on the $1.62bn US Dollar RCF as at 31 December 2019, approximately R4.65bn available on the R5.65bn South African RCFs and other facilities, and cash and cash equivalents of $463m at 31 December 2019.

The Board approved a dividend of ZAR 165 cents per share (approximately 11 US cents per share), in line with the dividend policy based on 10% of free cash flow, before capital growth expenditure. This compares to a dividend of ZAR 95 cents per share (7 US cents per share) in 2018.

The Board is satisfied that subsequent to the dividend declaration, the Company has adequate balance sheet flexibility and sufficient funding facilities available to withstand market volatility. The increase in the dividend reflects management's commitment to improving shareholder returns, while maintaining a disciplined capital allocation.

SECOND HALF YEAR REVIEW
The following amounts include both continuing and discontinued operations, unless otherwise stated.

Production for the second half of 2019 was 1.727Moz at a total cash cost of $762/oz, compared to 1.772Moz at a total cash cost of $726/oz for the last six months of 2018. AISC was $993/oz for the last six months of 2019, compared to $936/oz for the same period in 2018.

Adjusted EBITDA was $1,033m, during the second half of 2019, compared to $756m during the second half of 2018. Basic loss for the second half of 2019 was $127m, or 30 US cents per share, compared with a basic profit of $100m, or 24 US cents per share in 2018. Earnings were negatively impacted by the impairment of the held for sale South African assets ($385m, net of tax), higher rehabilitation provisions in Brazil ($15m, net of tax) and higher care and maintenance costs in South Africa and Ghana ($19m, net of tax). Excluding impairment charges, headline earnings for the second half of 2019 were $259m, or 62 US cents per share, versus $120m, or 29 US cents per share, in the second half of 2018.

Capital expenditure in the second half of 2019 was $496m (including equity accounted investments) compared to $387m in the second half of 2018. Of the capital spent, non-sustaining project capital expenditure amounted to $222m during the last six months of 2019, compared to $86m during the second half of 2018.

Free cash flow of $159m was generated in the second half of 2019, compared to $118m for the second half of 2018. The Company generated $381m of free cash flow before growth capital, during the last six months of 2019, compared to $204m during the second half of 2018.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
4

Free cash flow ($m) (1)

	Six months ended Dec 2019	Six months ended Dec 2018	Year Dec 2019	Year Dec 2018

Net cash inflow from operating activities from continuing operations	641	506	958	856
Net cash inflow from operating activities from discontinued operations	63	30	89	1
Net cash inflow from operating activities	704	536	1,047	857
Capital expenditure and interest capitalised	(445)	(324)	(709)	(575)
Net cash from operating activities after capital expenditure	259	212	338	282
Repayment of lease liabilities	(22)	—	(42)	—
Finance costs accrued per income statement	(68)	(71)	(143)	(140)
Net cash flow after capital expenditure and interest	169	141	153	142
Other net cash inflow (outflow) from investing activities from continuing operations	(7)	8	22	12
Net cash inflow (outflow) from investing activities from discontinued operations	(25)	(34)	(54)	226
Credit facility transaction costs	—	(10)	—	(10)
Add backs:
Cash restricted for use	16	13	—	6
Cash in subsidiary sold and transferred to held for sale	6	—	6	—
Proceeds on sale of Moab Khotsong and Kopanang assets	—	—	—	(309)
Free cash flow	159	118	127	67
(1) Refer to note F under "Non-GAAP disclosure" for definition.

Summary of six months-on-six months and year-on-year operating and cost variations:
Particulars	Six months ended Dec 2019	Six months ended Dec 2018	% Variance six months vs prior year six months	Year Dec 2019	Year Dec 2018	% Variation year vs prior year
Operating review Gold
Production from continuing operations (kozs)	1,501	1,542	(3)	2,862	2,913	(2)
Production from discontinued operations (kozs)	226	230	(2)	419	487	(14)
Production from continuing and discontinued operations (kozs)	1,727	1,772	(3)	3,281	3,400	(4)

Continuing and discontinued operations
Gold price received ($/oz)	1,469	1,215	21	1,387	1,261	10
Total cash costs ($/oz)	762	726	5	776	773	—
Corporate & marketing costs ($m) (1)	39	38	3	79	75	5
Exploration & evaluation costs ($m)	61	56	9	112	102	10
Capital expenditure ($m)	496	387	28	814	721	13
All-in sustaining costs ($/oz) (2)	993	936	6	998	976	2
All-in costs ($/oz) (2)	1,203	1,029	17	1,162	1,068	9
Adjusted EBITDA ($m)	1,033	756	37	1,723	1,480	16
Net cash inflow from operating activities ($m)	704	536	31	1,047	857	22
Free cash flow ($m) (4)	159	118	35	127	67	90

Continuing operations
Gold price received ($/oz) (3)	1,477	1,221	21	1,394	1,266	10
Total cash costs ($/oz) (3)	735	700	5	746	729	2
Corporate & marketing costs ($m) (1)	41	37	11	82	76	8
Exploration & evaluation costs ($m)	60	55	9	112	98	14
Capital expenditure ($m)	466	353	32	754	645	17
All-in sustaining costs ($/oz) (2) (3)	977	920	6	978	942	4
All-in costs ($/oz) (2) (3)	1,202	1,016	18	1,151	1,034	11
Adjusted EBITDA ($m) (3)	935	692	35	1,580	1,388	14
Net cash inflow from operating activities ($m)	641	506	27	958	856	12
Free cash flow ($m)	122	122	—	92	152	(39)
(1) Includes administration and other expenses.
(2) World Gold Council standard.
(3) Refer to "Non-GAAP disclosure" for definition.
(4) Refer to note F under "Non-GAAP disclosure" for definition.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
5

2020 Guidance

		Guidance			Notes
		Continuing operations	Discontinued operations	Total operations
Production (000oz)		2,650 - 2,865	400 - 435	3,050 - 3,300	Assumes full year production from continuing and discontinued operations with Obuasi ramping up production. No production from Sadiola and Morila as operations are in limited operations and closure
Costs	All-in sustaining costs ($/oz)	1,030 - 1,090	1,090 - 1,150	1,040 - 1,100	See economic assumptions below
	Total cash costs ($/oz)	750 - 800	920 - 980	775 - 825
Overheads	Corporate costs ($m)	75 - 85	—	75 - 85
	Expensed exploration and study costs ($m)	130 - 150	—	130 - 150	Including equity accounted joint ventures
Capital expenditure	Total ($m)	855 - 920	65 - 70	920 - 990
	Sustaining capex ($m)	575 - 600	65 - 70	640 - 670
	Non-sustaining capex ($m)	280 - 320	—	280 - 320	Expenditure related to Obuasi, Siguiri, Tropicana, Quebradona and Gramalote
Depreciation and amortisation ($m)		570 - 600	90 - 100	660 - 700
Depreciation and amortisation - included in equity accounted earnings ($m)		125 - 135	—	125 - 135	Earnings of associates and joint ventures
Interest and finance costs ($m) - income statement		120 - 130	—	120 - 130	Excludes unwinding of obligations
Unwinding of obligations ($m)		30 - 35	5 - 10	35 - 45
Other operating expenses ($m)		30 - 35	30 - 35	60 - 70	Primarily related to the care and maintenance costs for the South African region and Brazilian old tailings facilities and government fiscal claims

Economic assumptions are as follows: ZAR15.00/$, $/A$0.70, BRL3.95/$, AP70.00/$; Brent $65/bbl.

Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines (and thus do not give effect to any of the contemplated sales in South Africa and Argentina) and have not been reviewed by our external auditors. The discontinued operations guidance has been prepared on the basis that these assets will be owned and operated for the full year. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, filed with the United States Securities and Exchange Commission (SEC).

STRATEGIC AND CORPORATE REVIEW

2019 was another redefining year for AngloGold Ashanti as the Company undertook a number of steps to improve the quality of its portfolio. The Company demonstrated its ability to balance the competing capital needs of the business while delivering value to its shareholders by concurrently delivering a project on time and within budget, more than replacing Ore Reserves in its core portfolio outside South Africa, further reducing debt to bring its balance sheet leverage below its targeted level and growing its dividend, all while managing its operations through their safest year on record.

The most significant project milestone achieved during the year was the pouring of first gold at the Obuasi Mine in Ghana on 18 December 2019, bringing Phase 1 of the Redevelopment Project to a conclusion on time and within budget. Phase 2 of the project is firmly on schedule and within budget with commissioning scheduled for the end of 2020.

3.5Moz of Ore Reserves were added at or around the Company’s operating assets before depletion and other reductions, showing strong progress on efforts aimed at sustainably improving mine lives. The group’s Ore Reserves, outside South Africa, grew approximately 1.1Moz, net of depletion. As part of management’s approach to unlock value for shareholders, the strategy is to invest in growing our Ore Reserve and improving operating flexibility by investing in Ore Reserve Development and Reserve Conversion at sites with high geological potential over the next 2 to 3 years. Accordingly, sustaining capital for 2020 is expected to increase and includes around $30/ oz to facilitate additional exploration and development. Two projects are being advanced simultaneously in Colombia, with the completion of feasibility studies expected by year-end 2020 for both Quebradona and Gramalote, the latter now managed by B2Gold.

Processes to sell assets in Mali, South Africa and Argentina progressed during the year. On 23 December 2019, the Company announced that it had reached an agreement to sell its interest in the Sadiola Mine to Allied Gold for an attributable cash consideration of $52.5m.

After the financial year end, on 12 February 2020, the Company announced it had reached an agreement with Harmony Gold to sell all its remaining South African producing assets and related liabilities with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. Subsequent to the announcement of the sale of the South African assets, Moody's affirmed a credit-positive impact of the sale citing another positive step in strategy to streamline the portfolio and lower the long-term cost structure of the business.

In Argentina, the sales process related to Cerro Vanguardia continues - this process is at an advanced stage and we hope to make a decision, whether to accept a firm offer or to terminate the sales process, during the first quarter of 2020. Cerro Vanguardia continues to be a strong contributor to the group, with 225 koz produced in 2019 at an AISC of $859/oz generating gross profits of $108m.

AngloGold Ashanti ended the year with a robust balance sheet, with improved cash flows contributing towards continued debt reduction. At the end of December 2019, the ratio of Adjusted net debt to Adjusted EBITDA was 0.91 times (1 times from continuing operations), below the

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targeted level of 1.0 times through the cycle. Free cash flow for the year, before taking growth capital into account, was $448m, despite significant working capital lock-ups in Tanzania and Argentina, and slow cash repatriation from the Democratic Republic of the Congo (DRC).

	Guidance 2019	Actual 2019	Met / Improved
Production (‘000 oz)	3,250 - 3,450	3,281	☑
Total cash costs ($/oz)	730 - 780	776	☑
All-in sustaining costs ($/oz)	935 - 995	992(1)	☑
Capital expenditure ($m)	850 - 920	814	☑

(1) Excludes $6/oz non-cash rehabilitation provision in Brazil guided in the third quarter 2019.

OPERATING HIGHLIGHTS

African Operations

The Continental Africa region produced 1.538Moz at a total cash cost of $759/oz for the year ended 31 December 2019 compared to 1.512Moz at a total cash cost of $773/oz for the year ended 31 December 2018. The region’s AISC were $896/oz for the year ended 31 December 2019 compared to $904/oz for the year ended 31 December 2018.

In Ghana, gold production at Iduapriem was 275,000oz at a total cash cost of $815/oz in 2019, compared to 254,000oz at a total cash cost of $804/oz in 2018. The 8% improvement in production was a new record annual production and primarily the result of the Operational Excellence programme which focused on improved grade control practices, offsetting the lower tonnage throughput (5%) due to power instability from the national grid in the first half of 2019 and mill downtime to repair a cracked trunnion journal on Sag Mill 2 during the last quarter of 2019. Total cash cost increased during the year due to higher mining costs and royalties in 2019 compared to the previous year, partly offset by higher production. AISC of $890/oz was, however, the lowest in the past decade.

During the fourth quarter of 2019, Iduapriem produced 66,000oz at a total cash cost of $939/oz, compared to 64,000oz at a total cash cost of $826/oz in the prior corresponding period. The increase in mining cost resulted from longer haulage distances as mining activity was primarily at Cut 1 as per the mining plan, which is at greater depth than at the Ajopa pit mined in the prior period, as well as the inflationary increases from higher fuel prices.

In Tanzania, Geita produced 604,000oz at a total cash cost of $695/oz in 2019 compared to 564,000oz at a total cash cost of $804/oz in 2018. The 2019 production was the highest achieved in the last 13 years. The transition to predominantly underground operations successfully continues, with a 10% increase in recovered grades achieved, on the back of additional flexibility in the blending strategy which resulted in improved recovery rates. Total cash costs decreased on the back of higher production as Geita transitioned to underground mining in 2019, and improved efficiencies.

Geita concluded the year with a strong performance, delivering 208,000oz at a total cash cost of $557/oz in the fourth quarter of 2019, which is a new quarterly production record. This was compared to 184,000oz produced at a total cash cost of $753/oz in the prior corresponding period due to increased tonnes treated and higher-grade material from Star & Comet Cut 3.

In the Republic of Guinea, Siguiri produced 213,000oz at a total cash cost of $1,091/oz in 2019, compared to 242,000oz at a total cash cost of $844/oz in 2018. Production was lower as a result of the integration of the Combination Plant that was completed during the year, and a slower ramp-up than anticipated. Total cash costs were higher due to the increased reagent usage and power generation costs to cater for harder material to be treated by the new Combination Plant commissioned during the year.

For the fourth quarter of 2019, Siguiri produced 58,000oz at a total cash cost of $1,127/oz, compared to 61,000oz at a total cash cost of $961/oz in the prior corresponding period. On a quarter-on-quarter basis, Siguiri’s production increased by 14% as the operation addressed the processing challenges from treating harder rock material through the plant.

In the DRC, Kibali produced 366,000oz at a total cash cost of $572/oz in 2019, compared to 363,000oz at a total cash cost of $600/oz in 2018. The higher production in 2019, which represents another record year, was the result of the ramp up in underground mining, partially offset by 9% lower tonnes treated due to planned reduction in open pit mining.

During the final quarter of 2019, Kibali produced 88,000oz at a total cash cost of $625/oz, compared to 94,000oz at a total cash cost of $520/ oz in the prior corresponding period. Higher grades were offset by an 8% decline in tonnes treated, in line with the mine plan.

In Mali, Sadiola continued to extend life of mine through stockpile and cost optimisation and produced 51,000oz at a total cash cost of $966/ oz in 2019 compared to 59,000oz at a total cash cost of $938/oz in 2018. Mining activities and the depletion of full grade ore stockpiles was completed in 2018, resulting in a higher proportion of marginal grade ore stockpiles fed in 2019. This resulted in a 6% lower grade recovered and an 8% lower plant throughput in 2019. Despite these circumstances, total cash costs increased by only 3% as a result of lower production, partly offset by lower operating costs due to treating only stockpiles in 2019. The Company has entered into an agreement to sell its interests in the Sadiola Mine and it is anticipated that all conditions precedent will be fulfilled or waived by the end of April 2020.

Morila’s production decreased as anticipated to 27,000oz at a total cash cost of $1,205/oz in 2019 compared to 30,000oz at a total cash cost of $1,145/oz in 2018, following the completion of mining the satellite pits at the start of the second half of the year. Production was also impacted by a 16% decrease in recovered grade as the mine continues to treat tailings material, this was partially offset by a 9% increase in tonnes treated compared to prior year. Total cash costs consequently increased as a result of lower production volumes.

In Mali, as mining operations have ceased at the Sadiola and Morila operations, we will no longer include production and Non-GAAP cost metrics for these operations going forward.

The South African operations produced 419,000oz at a total cash cost of $981/oz for the year ended 31 December 2019 compared to 436,000oz (excluding Moab Khotsong and the Kopanang operations which were sold in February 2018) at a total cash cost of $1,002/oz on

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a comparative basis for the year ended 31 December 2018. This was largely due to limitations on face length availability following high seismicity at Mponeng. AISC came in at $1,128/oz for the year ended 31 December 2019, compared to $1,144/ oz for the year ended 31 December 2018 on a comparative basis. The year-on-year total cash cost decrease is attributable to operating efficiencies as well as a weaker Rand/U.S. Dollar exchange rate, partially offset by lower gold output. Cost reduction initiatives aimed at calibrating both on- and off-mine cost structures progressed well and are on-going in line with the Company’s focus on operational excellence. Production losses due to safety stoppages and Eskom load shedding amounted to 9,500oz in 2019, compared to 31,000oz in the prior year.

The 2019 year marked the first full year since new shift arrangements at Mponeng were implemented. The shift arrangements represent a paradigm shift in the evolution of the mine. This has resulted in significant improvements in both safety and productivity. Employees have responded positively to the new schedule, resulting in a 37% year-on-year improved safety performance (AIFR) and a 11% uplift in productivity. In addition, the South African operations achieved a historic milestone of being fatality free in 2019, the first ever in the Company's history.

International Operations

The Americas region produced 710,000oz at a total cash cost of $736/oz for the year ended 31 December 2019 compared to 776,000oz at a total cash cost of $624/oz for the year ended 31 December 2018. The region’s AISC were $1,032/oz for the year ended 31 December 2019 compared to $855/oz for the year ended 31 December 2018. AISC increased largely due to lower ounces sold, lower by-product revenue and inflation.

In Brazil, at AGA Mineração, production was 362,000oz at a total cash cost of $782/oz in 2019 compared to 364,000oz at a total cash cost of $723/oz in 2018.
As previously flagged in the market update for the third quarter of 2019, Cuiabá has been experiencing poor ground conditions. To ensure safe production, a decision was taken to slow the rate of mining whilst a new surface support regime and mining sequencing were explored.  Leading internal and external Rock Engineering experts were engaged to provide advice and subsequently mesh surface support to rehabilitate accessways as well as new controls and mine sequencing were introduced. Early indicators showing these new measurements to be successful and condition monitoring will be ongoing as mining progresses in the deeper, higher grade areas.
At Córrego do Sítio complex, geological model changes, open pit license delays at the Rosalino orebody, geotechnical issues and the unpredicted heavy rains in the last two months of the year delayed the development and mining of the planned open pit mining areas. Total cash costs were higher year-on-year at $782/oz in 2019 ($723/oz in 2018) due to cost escalation, increased heap leach costs and higher operational costs, partially offset by the depreciation of the Brazilian currency. AISC was negatively impacted by lower ounces sold and changes in the rehabilitation provision due to new legislation that has been put in place following the Vale TSF failure.

During the fourth quarter of 2019, AGA Mineração produced 96,000oz at a total cash cost of $760/oz, compared to 102,000oz at a total cash cost of $654/oz in the prior corresponding period. On a quarter-on-quarter basis, production at AGA Mineração increased 4% due to a slight uptick in tonnes treated and grade.

At Serra Grande production was 123,000oz at a total cash costs of $707/oz in 2019 compared to 130,000oz at a total cash costs of $660/ oz in 2018. Production was lower due to lower feed grades, particularly in the second half of the year, affected by lower drilling productivity and fewer trucks availability, partially offset by higher tonnage treated following the Mina III pushback. Total cash costs were higher year-on-year due to lower grades, cost escalation and increase in operational costs such as equipment rental, drilling and roof support items.

During the fourth quarter of 2019, Serra Grande produced 41,000oz at a total cash cost of $549/oz, compared to 40,000oz at a total cash cost of $529/oz in the corresponding prior period.

In Argentina, Cerro Vanguardia produced 225,000oz at a total cash cost of $673/oz in 2019 compared to 282,000oz at a total cash cost of $476/oz in 2018. Production for 2019 was lower than for the previous year and was negatively impacted in the second half of the year by mining lower grades than planned according to the current mine plan and a 42% lower year-on-year silver production, partially compensated by higher average silver price.

During the fourth quarter of 2019, Cerro Vanguardia produced 61,000oz at a total cash cost of $572/oz, compared to 71,000oz at a total cash cost of $470/oz in the prior corresponding period. Total cash costs rose mainly as a result of inflation (largely salaries and wages), and lower by-product income derived from lower volumes sold. This was partially offset by a weaker Argentinian Peso/U.S.Dollar exchange rate.

The Australia region produced 614,000oz at a total cash cost of $730/oz for the year ended 31 December 2019, compared to 625,000oz at a total cash cost of $762/oz for the year ended 31 December 2018. The region’s AISC was $990/oz for the year ended 31 December 2019, compared to $1,038/oz for the year ended 31 December 2018.

Production at Sunrise Dam was 254,000oz at a total cash cost of $1,014/oz for 2019 compared to 289,000oz at a total cash cost of $920/oz in 2018. Production was impacted by lower mill feed grades due to lower underground mined volume, combined with a lower mined grade, resulting in a 12% drop in year-on-year production. Critical for the success at Sunrise Dam is increasing flexibility to ensure consistently high underground tonnages are available to displace lower-grade surface stockpiles. Strategic drill platforms have been established to facilitate systematic exploration of the middle and northern regions of the property. The objective of the drilling will focus on providing data to increase resource confidence, thereby improving Ore Reserve Conversion.

During the fourth quarter of 2019, Sunrise Dam produced 58,000oz at a total cash cost of $1,169/oz, compared to 75,000oz at a total cash cost of $910/oz in the prior corresponding period. Total cash costs were impacted by lower efficiencies, lower grade and inflation. Mining flexibility improved in the fourth quarter of 2019 as larger stopes came on line and a significant exploration programme is underway to increase Mineral Resource confidence, grow the underground Ore Reserve and support development of additional mining areas in the long term.

At Tropicana, production was 360,000oz at a total cash cost of $504/oz for 2019 compared to 336,000oz at $594/oz in 2018. Higher mill throughput, which set new records in December 2019, offset lower feed grades in the second half of the year and contributed to the 7% increase in gold production. Annual tonnes mined also broke site records in 2019. Costs benefited from a strong focus on operational excellence, which offset the impact of slightly lower grades. The site ended the year with a record safety performance in terms of the AIFR and the Lost Time Injury Rate (LTIR) and has achieved 14 months without lost time injury.

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During the fourth quarter of 2019, Tropicana produced 94,000oz at a total cash cost of $447/oz, compared to 96,000oz at a total cash cost of $549/oz in the prior corresponding period. Total cash costs declined due to higher volumes, and improved efficiencies partially offset by unfavourable grades, royalties and inflation.

Safety
There were no fatalities during the second half of the year. We continue our vigilance and seek to further improve our safety practices to ensure safe workplaces for our colleagues. The AIFR, the broadest measure of workplace safety, decreased to 3.31 injuries per million hours worked in 2019, compared to 4.81 injuries per million hours worked in 2018. AIFR for the fourth quarter of 2019 decreased 22% year-on-year reaching 2.80 injuries per million hours worked, compared to 3.59 injuries per million hours worked for the same period in 2018. The safe production strategy which aims towards our goal of zero harm and is aided by safety campaigns has yielded significant improvements overall.

Environment
There were three material environmental incidents during 2019.

In the first incident, which occurred at our West Wits operations on 2 September 2019, the Savuka Gold Plant’s residue tanks overflowed due to operational challenges.  This resulted in tailings slurry being released into a network of drainage canals beyond the plant boundary and reaching the Wonderfonteinspruit watercourse via the Welverdiend canal.  Immediate response measures were put in place to stop, monitor and mitigate the effects of the spill. Potentially affected parties downstream were notified, as were the Department of Water and Sanitation and the National Nuclear Regulator.

The second incident occurred on 20 September 2019, when a pipeline, conveying tailings from the Mine Waste Solutions Plant to the Kareerand Tailings Storage Facility, failed near the Koekemoerspruit crossing, a stream that flows into the Vaal River. Pumping operations were suspended and a containment berm was constructed downstream in the Koekemoerspruit.  Water quality monitoring key locations in the Koekemoerspruit and at the Midvaal Water Company’s intake, downstream in the Vaal River, confirmed its effects were limited to the contained area.  Regulators and the landowners adjacent to the watercourse, were notified of the incident. Recovery of the impacted section of the Koekemoerspruit will be assessed through in-stream bio-monitoring by an independent specialist, following clean-up of the watercourse and adjacent surface areas impacted by the spill.

The final incident occurred at Siguiri mine’s process plant while its upgraded spillage pond was under construction, and a series of temporary spillage containment ponds were in use. On the 27 October 2019, operational challenges with reagent make-up processes were experienced, resulting in cyanide-bearing solution draining to a temporary spillage pond located inside the process plant fence.  Unfortunately a valve on the pipeline connecting the internal spillage pond to an external spillage pond, which served to increase spillage capacity during the rainy season, was in the open position.  This allowed the cyanide-bearing solution to reach the external pond, and unfortunately resulted in the death of livestock and birds which consumed the water.  Upon discovery, immediate actions were taken to isolate and detoxify water in the external pond.  Regulators and local government representatives from Siguiri, were immediately notified.

UPDATE ON CAPITAL PROJECTS

Boston Shaker Underground
In Australia, the Boston Shaker Underground Project at Tropicana continues to progress well. The two raises bore holes required for ventilation and egress were tracking ahead of schedule by year end. Grade control drilling from underground has now commenced and 1,640m of development was completed by the end of the year. Recruitment of the underground workforce is in line with plan and the underground operation remains on track to deliver first gold in the second half of 2020. Operational excellence work is focused on a project to carry out remote bogging of ore from surface and on optimising level spacing and extraction ratios.

Obuasi Redevelopment Project
In Ghana, the Obuasi Redevelopment Project has now commenced operations, achieving its first pour of gold on 18 December 2019, signalling the successful redevelopment of the mine into a modern, mechanised mining operation since mining activities were suspended five years ago. At the end of 2019, the overall project was 77% complete. The Phase 1 ramp up is now in progress to achieve 2,000 tonnes per day. Phase 2 (aiming to achieve 4,000 tonnes per day by the end of 2020) is 45.1% complete and construction remains on track. The project continued its good safety performance, with no injuries in construction and an AIFR of 2.16 injuries per million hours worked against 2.78 million hours worked.

The work is now focused on Phase 2, which mainly comprises construction of new buildings in the plant, surface infrastructure and tailings storage facilities, in parallel with underground materials handling systems and shaft refurbishment, paste-fill plant and new underground pumping and piping systems. Operational readiness in preparation for the commencement of Phase 1 was largely completed. Phase 2 operational readiness includes ramping up the mining operation including the commencement of mining in Block 8 lower, commissioning the KRS shaft, GCVS vent shaft, Paste Fill plant and installing the underground paste systems and commensurate recruitment and training.

CORPORATE UPDATE
AngloGold Ashanti Agrees South African Asset Sale to Harmony Gold
On 12 February 2020, AngloGold Ashanti announced an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. The portfolio of assets to be sold principally comprises the Mponeng underground mine, Mine Waste Solutions (the mine waste retreatment operation) and a surface rock dump processing business. The transaction is subject to a number of conditions precedent, including the obtaining of all necessary consents from the South African Department of Mineral Resources and Energy (including Section 11 and Section 102 approvals under the South African Mineral and Petroleum Resources Development Act No. 28 of 2002) for the transfer of the mining rights related to the sale of the mining assets and securing the approval of the South African Competition Authorities in terms of the South African Competition Act No. 89 of 1998. AngloGold Ashanti and Harmony Gold Mining Company Limited have committed to engage with the relevant authorities and other stakeholders in order to ensure the conditions precedent are fulfilled as soon as possible with earliest closing anticipated on or about 30 June 2020. The full announcement is available at https://www.anglogoldashanti.com/investors/announcements/#2020.

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AngloGold Ashanti agrees to sell its interest in the Sadiola Mine
On 23 December 2019, AngloGold Ashanti announced that it, together with its joint venture partner IAMGOLD Corporation, has agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. to Allied Gold Corp for a total cash consideration of $105m (with $52.5m of the consideration attributable to AngloGold Ashanti). This sale transaction is subject to the fulfilment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. AngloGold Ashanti has already received approval from the South African Reserve Bank in early 2020. It is anticipated that all conditions precedent will be fulfilled or waived by the end of April 2020. The full announcement is available at https://www.anglogoldashanti.com/investors/announcements/#2019.

B2Gold earns Management of Gramalote Project
On 16 September 2019, AngloGold Ashanti announced an agreement that it had reached with B2Gold Corp (B2Gold), its joint venture partner at the Gramalote Project in Colombia, whereby B2Gold will fund an investment and exploration programme in 2020 to the value of $13.9m, in order to earn back to a 50:50 joint venture and assume management of the project as of 1 January 2020. This agreement provides additional momentum to the Gramalote Project, one of AngloGold Ashanti’s two advanced exploration projects in Colombia. At the time of the announcement, B2Gold owned a 48.3% stake, with AngloGold Ashanti holding the remaining 51.7%. B2Gold and AngloGold Ashanti have agreed on a budget for the feasibility study on the Gramalote Project of approximately $37m. As manager, B2Gold plans to continue the feasibility work with the goal of completing a final feasibility study by 31 December 2020. For more details on the announcement please see: https://www.anglogoldashanti.com/investors/announcements/#2020

Tanzania arbitration proceedings update
Following the expiry on 13 January 2020 of the stay of the arbitration proceedings against the Government of Tanzania, AngloGold Ashanti received a further extension of the stay until 13 May 2020.

Court approval settlement of the silicosis and TB class action
On 26 July 2019, the Johannesburg High Court approved the settlement of the silicosis and tuberculosis class action and the settlement agreement came into effect on 10 December 2019. The settlement is between AngloGold Ashanti, African Rainbow Minerals, Anglo American SA, Gold Fields, Harmony and Sibanye Stillwater; the settlement classes’ representatives and the settlement classes’ attorneys Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources Centre.

Changes to Board of Directors
On 27 November 2019, AngloGold Ashanti announced the appointment Mr Rhidwaan Gasant as lead independent director of the Company and on 28 November 2019, the appointment of Ms Nelisiwe Magubane as an independent non-executive director to its Board, which appointment became effective on 1 January 2020. Ms Magubane currently serves as a member of the Company's Investment Committee and the Social, Ethics and Sustainability Committee.

On 19 February 2020 the Board approved the following changes to its Board committees:

•
The appointment of Ms Maria Ramos as chair of the Social, Ethics and Sustainability Committee, effective 6 May 2020, following the retirement of Mrs Nozipho January-Bardill (current chair) from the Board at the Company’s next Annual General Meeting (AGM) on 6 May 2020. Ms Ramos will furthermore step down as a member of the Investment Committee and be appointed as a member of the Remuneration and Human Resources Committee, effective 6 May 2020.

•	The appointment of Mr Jochen Tilk as chair of the Investment Committee effective 6 May 2020, following the retirement of Mr Rod Ruston (current chair) from the Board at the AGM on 6 May 2020.

EXPLORATION

GREENFIELDS
During the second half of 2019, Generative exploration activities were undertaken in Australia, Brazil and the USA, completing 30,732m of drilling globally with a total expenditure of $13.66m for the period.

Highlights from generative activities in Australia:
Laverton District (100%) and Butcher Well and Lake Carey JV (70%).

At the Bismark prospect, near Sunrise Dam, (70% AngloGold Ashanti), five diamond holes were completed as an initial test of the Central and Eastern Zones. Gold mineralisation is associated with a steeply-dipping zone of quartz stockwork veins. Aircore drilling continued in the Northern, Central and Eastern zones to provide better definition of these targets.

At Cleveland (100% AngloGold Ashanti), a programme of eight diamond drill holes was completed. A RC programme in the first quarter of 2020 will focus on assessing the potential of this zone.

Highlights from generative activities in the United States:

Nevada - Silicon (Option Earn-in Agreement for 100%): An Exploration Plan of Operations (PoO) was submitted to the Bureau of Land Management and the environmental assessment phase has commenced. Technical work at Silicon involved a ground gravity survey, drill hole planning and 3D geological modelling.

Nevada - Rhyolite (100%): At Rhyolite, detailed surface mapping and rock chip sampling continued over potential target areas. A Notice of Intent (NoI) to drill was submitted in anticipation of drill testing in 2020.

Nevada - Transvaal (100%): At Transvaal, detailed geologic mapping and surface rock chip geochemical sampling continued as part of drill target delineation for 2020 drilling.

Minnesota (100%): In Minnesota, project closure was completed with all AGA mineral leases (382 km2) returned to the State.

BROWNFIELDS
During the second half of 2019, Brownfields exploration activities were undertaken across the portfolio. Brownfields exploration completed 455.4km of drilling for a total expenditure for the second half of $20.6m (capital) and $36.6m (expensed).

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At Geita, Mineral Resource development drilling was conducted at Star & Comet Cut 2 and 3 and at Nyankanga. Drilling for Cut 2 returned economic intersections that expanded mineralisation. While the results for Cut 3 confirmed the down-dip continuity of the mineralisation. For Nyankanga, at Block 3 and 4, drilling confirmed the continuity of mineralisation beyond the limits of the current stope designs and identified potential strike extensions of the mineralisation underground towards Iyoda fault. Drilling in Block 2 and 3 at Nyankanga identified sub economic intersections defining the end of the Block 2 mineralisation.

At Siguiri, infill drilling at Kami indicates that the mineralisation extends into the fresh rock. All the holes intersected quartz veins within the greywackes and siltstones of the Fatoya formation. Tubani South is seen as a potential source of oxide material.

At Obuasi, drilling continued to ramp up in the second half of 2019 with a total of 34,469m drilled in the underground exploration programme. Capitalised drilling focused on 41 level and grade control drilling of scheduled stopes in Sansu 17 and 22n1 levels. While the expensed drilling targeted the GCS top area to convert projected mineralisation to Inferred Mineral Resource.

The focus of exploration at Kibali was on Mineral Resource replacement and addition of the Gorumbwa-Sessenge gap, Ikamva, Pakaka, Memekazi-Renzi, KCD area, Oere, and Sayi targets.

At Cuiabá, the underground drilling programme focussed on Fonte Grande and Serrotinho (upright limb), Balancão and Galinheiro (overturned limb). The drilling of satellite targets returned positive intersections for the Vianas and the Vein Quartz targets.

At Córrego Do Sítio, capitalised and expensed drilling programmes completed a total of 78,181m during the second half of 2019. At CDS I, four targets were drilled near existing infrastructure with positive results which resulted some areas (Pneu, Candeias and Cristina) being incorporated into the mine’s production plan. At CDS II, drilling results confirmed continued mineralization, in São Bento, to NE towards the Capitão Taylor target. While at CDSIII, the sterilisation drilling campaign was completed.

At Serra Grande, capitalised and expensed drilling programmes completed a total of 67,115m during the second half of 2019. Surface exploration drilling occurred at Palmeiras South, Mangaba, and Mine III near-surface targets. Positive intercepts were reported at all sites. Underground exploration drilling was predominantly at Pequizão G and Orebody IV, testing both orebodies down-plunge.

At Sunrise Dam, six underground rigs were utilised during the period, with most drilling taking place at Vogue, Midway Shear (MWS) Steeps and Elle, as well as at Stella and Steeps below Sunrise Shear Zone areas. Commissioning of a 7th underground rig took place during November 2019 and an 8th rig was commissioned in December 2019.

At Tropicana, drilling consisted of infill drilling at Havana to support Mineral Resource confidence and mining option studies. Positive results from the infill drilling at Havana were returned.

At Gramalote, the drilling contractor was confirmed, and RC drilling started at Trinidad in October 2019 followed by diamond drilling at Gramalote Central in November 2019 with no results reported to date.

At Quebradona, drilling focused on geotechnical programmes for site infrastructure, the tunnel trace, above the mine area and the crusher chamber.

See the full Exploration Update document on the Company's website (www.anglogoldashanti.com) for a detailed update on both Brownfields and Greenfields exploration programmes.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
11

MINERAL RESOURCE AND ORE RESERVE

The Mineral Resource and Ore Reserve for AngloGold Ashanti are reported in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition).

The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with the SAMREC Code the changes to AngloGold Ashanti’s Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the SAMREC Code. The Company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the SAMREC Code.

AngloGold Ashanti strives to actively create value by growing its major asset - the Mineral Resource and Ore Reserve. This drive is based on active, well-defined Brownfields and Greenfields exploration programmes, innovation in both geological modelling and mine planning and continual optimisation of the asset portfolio.

PRICE
The SAMREC Code requires the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages.

Gold Price
The following local prices of gold were used as a basis for estimation in the December 2019 declaration:

	Gold Price	Local prices of gold
		South Africa	Australia	Brazil	Argentina	Colombia
	US$/oz	ZAR/kg	AUD/oz	BRL/oz	ARS/oz	COP/oz
2019 Ore Reserve	1,100	541,501	1,512	4,230	57,080	3,230,030
2018 Ore Reserve	1,100	501,150	1,509	3,565	45,443	—
2019 Mineral Resource	1,400	693,274	1,981	5,166	78,102	3,838,220
2018 Mineral Resource	1,400	563,331	1,778	4,501	51,564	—

Copper Price
The following copper price was used as a basis for estimation in the December 2019 declaration:

	Copper Price US$/lb	Copper Price COP/lb

2019 Ore Reserve	2.65	7,947
2018 Ore Reserve	2.65	—
2018 Mineral Resource	3.30	9,646
2017 Mineral Resource	3.30	—

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
12

MINERAL RESOURCE
Gold:
The AngloGold Ashanti Mineral Resource reduced from 184.5Moz in December 2018 to 175.6Moz in December 2019. This gross annual decrease of 8.9Moz includes depletion of 4.1Moz. The balance of 4.8Moz results from reductions of 4.0Moz due to the application of a revised methodology, at some operations, to constrain the underground Mineral Resource and thereby ensure the Mineral Resource meets the requirement for reasonable and realistic prospects of eventual economic extraction. Further reductions of 2.4Moz due primarily to pillar clean up, 0.6Moz due to revised geotechnical design requirements and other factors of 1.3Moz occur. These reductions are offset by increases due to exploration of 2.9Moz, changes in economic assumptions of 0.3Moz and changes in ownership of 0.3Moz. The Mineral Resource was estimated at a gold price of US$1,400/oz (2018: US$1,400/oz).

MINERAL RESOURCE		Moz
Mineral Resource as at 31 December 2018		184.5
Depletions		(4.1)
	Sub Total	180.4
Additions
Quebradona	Increases due to remodelling and change in ownership.	1.4
Geita	Increase primarily due to exploration of underground and surface targets.	1.0
Iduapriem	Ounces were increased by Mineral Resource conversion drilling and the reduction in mining costs after contract renegotiation.	0.9
Other	Additions less than 0.5Moz.	0.8
	Sub Total	184.5
Reductions
Obuasi	Reduction due to changes in methodology of constraining the Mineral Resource and removal of Mineral Resource at depth due to downgrading.	(3.0)
AGA Mineração	The decrease is predominantly due to the application of a mining constraint on the underground Mineral Resource.	(2.8)
Sunrise Dam	The decrease is predominantly due to the application of a mining constraint on the underground Mineral Resource.	(1.5)
Siguiri	The reduction in Mineral Resource was due to increased costs.	(1.1)
Other	Reductions less than 0.5Moz.	(0.5)
Mineral Resource as at 31 December 2019		175.6

Copper:
The AngloGold Ashanti Mineral Resource increased from 3.61Mt (7,954Mlbs) in December 2018 to 4.39Mt (9,677Mlbs) in December 2019. This gross annual increase of 0.78Mt includes an increase of 0.58Mt due to methodology and 0.20Mt due to change in ownership from 94.876% to 100% as B2Gold’s shareholding has been converted to a share of profits. The Mineral Resource was estimated at a copper price of US$3.30/lb (2018: US$3.30/lb).

MINERAL RESOURCE - COPPER		Mt	Mlb
Ore Reserve as at 31 December 2018		3.61	7,954
Additions
Quebradona	Increases due to remodelling and change in ownership.	0.78	1,723
Ore Reserve as at 31 December 2019		4.39	9,677

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
13

ORE RESERVE
Gold:
The AngloGold Ashanti Ore Reserve reduced from 44.1Moz in December 2018 to 43.9Moz in December 2019. This gross annual decrease of 0.2Moz includes depletion of 3.7Moz. The increase after depletions of 3.5Moz, results from additions due to exploration and modelling changes of 3.6Moz, changes in economic assumptions of 0.4Moz and a change in ownership of 0.1Moz. Other factors resulted in a 0.6Moz reduction. The Ore Reserve was estimated using a gold price of US$1,100/oz (2018: US$1,100/oz).

ORE RESERVE - GOLD		Moz
Ore Reserve as at 31 December 2018		44.1
Depletions		(3.7)
	Sub Total	40.4
Additions
Obuasi	Due to the model updates which resulted in redesigns for Sansu, Block 8 and Block 11.	1.3
Kibali	Significant exploration changes (conversion of Inferred Mineral Resource) partially countered by an increase in open pit costs arising from the changes in mining code by the DRC Government and the fresh rock processing cost.	0.8
Geita	Primarily due to exploration additions at Nyankanga and Star and Comet. The steepening of the wall on the eastern side of Nyankanga Cut 8 also contributed.	0.8
AGA Mineração	There were additions to the Cuiabá model mainly at Serrotinho which were countered by increased costs used in the Feasibility study for the mining of the secondary ore bodies. Further increases were due to a review of mining methods. At Lamego, the primary increase was due to additions from exploration at Carruagem.	0.5
Iduapriem	Mining cost reduced resulting in the addition of Block 5 to the Ore Reserve.	0.5
Quebradona	Increases due to remodelling and change in ownership.	0.3
Other	Additions less than 0.3Moz	0.3
	Sub Total	44.9
Reductions
Other	Reductions less than 0.3Moz	(1.0)
Ore Reserve as at 31 December 2019		43.9

Copper:
The AngloGold Ashanti Ore Reserve increased from 1.26Mt (2,769Mlbs) in December 2018 to 1.39Mt (3,068Mlbs) in December 2019. This gross annual increase of 0.14Mt includes an increase of 0.07Mt due to methodology and 0.07Mt due to change in ownership from 94.876% to 100% as B2Gold’s shareholding has been converted to a share of profits. The Ore Reserve was estimated at a copper price of US$2.65/lb (2018: US$2.65/lb).

ORE RESERVE - COPPER		Mt	Mlb
Ore Reserve as at 31 December 2018		1.26	2,769
Additions
Quebradona	Increases due to remodelling and change in ownership.	0.14	300
Ore Reserve as at 31 December 2019		1.39	3,068

BY-PRODUCTS

Several by-products will be recovered as a result of processing of the Gold Ore Reserve and Copper Ore Reserve. These include 0.39Mt of sulphur from Brazil, 18.76Moz of silver from Argentina and 25.95Moz of silver from Colombia.

CORPORATE GOVERNANCE
AngloGold Ashanti has established a Mineral Resource and Ore Reserve Steering Committee (RRSC), which is responsible for setting and overseeing the Company’s Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the Company’s goals and objectives while complying with all relevant regulatory codes. Its membership and terms of references are mandated under a policy document signed by the Chief Executive Officer.

Over more than a decade, the Company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The following operations were subject to an external review in line with the policy that each operation/project will be reviewed by an independent third party on average once every three years:

•	Mineral Resource and Ore Reserve at Siguiri

•	Mineral Resource and Ore Reserve at Geita

•	Mineral Resource and Ore Reserve at AGA Mineração Cuiabá and Lamego

•	Mineral Resource and Ore Reserve at AGA Mineração Córrego do Sítio

The external reviews were conducted by Golder Associates Pty Ltd and certificates of sign-off have been received to state that the Mineral Resource and/or Ore Reserve comply with the SAMREC Code.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Ore Reserve are underpinned by

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
14

appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (RCubed) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements, including the SEC and the JSE under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the competent persons at the operations to the Company’s RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.
COMPETENT PERSONS
The information in this report relating to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserves have been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This will be detailed in the 2019 Mineral Resource and Ore Reserve document. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 32 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, 2001, South Africa.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail will be provided on the AngloGold Ashanti website www.anglogoldashanti.com and www.aga-reports.com.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE - Gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2019	Category	million	g/t	Tonnes	Moz
South Africa	Measured	104.63	1.64	171.13	5.50
	Indicated	596.87	1.91	1,142.09	36.72
	Inferred	24.70	11.25	277.85	8.93
	Total	726.21	2.19	1,591.07	51.15
Democratic Republic of the Congo	Measured	14.49	4.02	58.19	1.87
	Indicated	43.37	3.30	143.08	4.60
	Inferred	12.05	3.22	38.84	1.25
	Total	69.91	3.43	240.11	7.72
Ghana	Measured	10.43	5.28	55.03	1.77
	Indicated	186.23	3.66	682.34	21.94
	Inferred	74.64	5.63	420.05	13.50
	Total	271.30	4.27	1,157.42	37.21
Guinea	Measured	18.20	0.63	11.55	0.37
	Indicated	113.65	0.96	109.58	3.52
	Inferred	53.75	1.04	56.08	1.80
	Total	185.60	0.95	177.21	5.70
Mali	Measured	—	—	—	—
	Indicated	46.63	1.86	86.63	2.79
	Inferred	7.23	1.68	12.19	0.39
	Total	53.86	1.83	98.82	3.18
Tanzania	Measured	4.89	4.85	23.71	0.76
	Indicated	35.27	2.60	91.73	2.95
	Inferred	21.47	4.24	90.99	2.93
	Total	61.63	3.35	206.42	6.64
Australia	Measured	57.88	1.17	67.82	2.18
	Indicated	70.81	1.91	135.36	4.35
	Inferred	28.30	2.69	76.23	2.45
	Total	156.99	1.78	279.40	8.98
Argentina	Measured	8.23	2.14	17.62	0.57
	Indicated	20.19	2.71	54.73	1.76
	Inferred	5.71	2.63	14.99	0.48
	Total	34.13	2.56	87.34	2.81
Brazil	Measured	17.78	4.58	81.51	2.62
	Indicated	30.03	4.47	134.25	4.32
	Inferred	49.52	4.23	209.41	6.73
	Total	97.33	4.37	425.16	13.67
Colombia	Measured	57.90	0.58	33.84	1.09
	Indicated	1,120.18	0.79	884.33	28.43
	Inferred	622.16	0.45	280.35	9.01
	Total	1,800.23	0.67	1,198.51	38.53
AngloGold Ashanti total	Measured	294.43	1.77	520.39	16.73
	Indicated	2,263.23	1.53	3,464.11	111.37
	Inferred	899.53	1.64	1,476.96	47.49
	Total	3,457.19	1.58	5,461.46	175.59

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2019	Category	million	%Cu	Tonnes	Mlb
Colombia	Measured	57.90	1.10	0.64	1,406
	Indicated	203.77	0.89	1.81	3,981
	Inferred	340.43	0.57	1.95	4,290
	Total	602.10	0.73	4.39	9,677
AngloGold Ashanti total	Measured	57.90	1.10	0.64	1,406
	Indicated	203.77	0.89	1.81	3,981
	Inferred	340.43	0.57	1.95	4,290
	Total	602.10	0.73	4.39	9,677

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE - Gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2019	Category	million	g/t	Tonnes	Moz
South Africa	Measured	7.37	18.83	138.81	4.46
	Indicated	61.63	9.64	593.96	19.10
	Inferred	17.88	15.36	274.73	8.83
	Total	86.88	11.60	1,007.49	32.39
Democratic Republic of the Congo	Measured	5.83	2.98	17.35	0.56
	Indicated	28.93	2.63	76.08	2.45
	Inferred	12.05	3.22	38.84	1.25
	Total	46.81	2.83	132.28	4.25
Ghana	Measured	2.03	3.92	7.94	0.26
	Indicated	129.75	3.48	452.03	14.53
	Inferred	74.64	5.63	420.05	13.50
	Total	206.42	4.26	880.02	28.29
Guinea	Measured	—	—	—	—
	Indicated	49.17	0.95	46.60	1.50
	Inferred	53.89	1.04	56.06	1.80
	Total	103.06	1.00	102.66	3.30
Mali	Measured	—	—	—	—
	Indicated	21.08	1.72	36.21	1.16
	Inferred	7.23	1.68	12.19	0.39
	Total	28.32	1.71	48.40	1.56
Tanzania	Measured	1.97	3.18	6.27	0.20
	Indicated	25.10	1.95	48.87	1.57
	Inferred	14.48	4.16	60.31	1.94
	Total	41.55	2.78	115.45	3.71
Australia	Measured	30.26	1.17	35.54	1.14
	Indicated	41.17	1.64	67.41	2.17
	Inferred	28.30	2.69	76.23	2.45
	Total	99.73	1.80	179.17	5.76
Argentina	Measured	3.80	3.17	12.05	0.39
	Indicated	12.80	2.86	36.65	1.18
	Inferred	4.81	2.91	14.01	0.45
	Total	21.41	2.93	62.72	2.02
Brazil	Measured	12.59	4.49	56.60	1.82
	Indicated	13.68	3.24	44.25	1.42
	Inferred	48.59	4.25	206.28	6.63
	Total	74.86	4.10	307.14	9.87
Colombia	Measured	57.90	0.58	33.84	1.09
	Indicated	945.23	0.79	751.05	24.15
	Inferred	622.16	0.45	280.35	9.01
	Total	1,625.28	0.66	1,065.24	34.25
AngloGold Ashanti total	Measured	121.75	2.53	308.40	9.92
	Indicated	1,328.55	1.62	2,153.12	69.22
	Inferred	884.03	1.63	1,439.05	46.27
	Total	2,334.33	1.67	3,900.56	125.41

MINERAL RESOURCE BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2019	Category	million	%Cu	Tonnes	Mlb
Colombia	Measured	57.90	1.10	0.64	1,406
	Indicated	92.53	0.45	0.41	913
	Inferred	340.43	0.57	1.95	4,290
	Total	490.86	0.61	3.00	6,609
AngloGold Ashanti total	Measured	57.90	1.10	0.64	1,406
	Indicated	92.53	0.45	0.41	913
	Inferred	340.43	0.57	1.95	4,290
	Total	490.86	0.61	3.00	6,609

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
17

ORE RESERVE BY COUNTRY (ATTRIBUTABLE) - Gold

Gold		Tonnes	Grade	Contained gold
as at 31 December 2019	Category	million	g/t	Tonnes	Moz
South Africa	Proved	65.00	0.36	23.49	0.76
	Probable	493.05	0.93	457.83	14.72
	Total	558.05	0.86	481.32	15.47
Democratic Republic of the Congo	Proved	9.29	4.13	38.36	1.23
	Probable	21.52	4.23	90.99	2.93
	Total	30.81	4.2	129.35	4.16
Ghana	Proved	3.40	0.84	2.85	0.09
	Probable	63.14	4.35	274.53	8.83
	Total	66.54	4.17	277.37	8.92
Guinea	Proved	18.20	0.63	11.55	0.37
	Probable	54.12	0.80	43.27	1.39
	Total	72.33	0.76	54.82	1.76
Mali	Proved	—	—	—	—
	Probable	24.50	2.01	49.23	1.58
	Total	24.5	2.01	49.23	1.58
Tanzania	Proved	—	—	—	—
	Probable	13.44	3.50	47.03	1.51
	Total	13.44	3.5	47.03	1.51
Australia	Proved	27.62	1.17	32.28	1.04
	Probable	29.64	2.29	67.95	2.18
	Total	57.26	1.75	100.23	3.22
Argentina	Proved	4.47	1.25	5.59	0.18
	Probable	7.68	2.38	18.30	0.59
	Total	12.16	1.97	23.89	0.77
Brazil	Proved	3.80	3.66	13.90	0.45
	Probable	12.24	4.38	53.65	1.72
	Total	16.04	4.21	67.55	2.17
Colombia	Proved	—	—	—	—
	Probable	174.95	0.76	133.27	4.28
	Total	174.95	0.76	133.27	4.28
AngloGold Ashanti total	Proved	131.79	0.97	128.02	4.12
	Probable	894.28	1.38	1,236.05	39.74
	Total	1,026.07	1.33	1,364.07	43.86

ORE RESERVE BY COUNTRY (ATTRIBUTABLE) - Copper

Copper		Tonnes	Grade	Contained copper
as at 31 December 2019	Category	million	%Cu	Tonnes	Mlb
Colombia	Proved	—	—	—	—
	Probable	111.24	1.25	1.39	3,068
	Total	111.24	1.25	1.39	3,068
AngloGold Ashanti total	Proved	—	—	—	—
	Probable	111.24	1.25	1.39	3,068
	Total	111.24	1.25	1.39	3,068

Rounding of figures may result in computational discrepancies.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
18

EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Independent Auditor’s review report on the condensed consolidated financial statements for the year ended 31 December 2019 to the shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited contained in the accompanying preliminary report on pages 20 to 44, which comprise the accompanying condensed consolidated statement of financial position as at 31 December 2019 and the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended and selected explanatory notes.

Directors’ Responsibility for the condensed consolidated financial statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of AngloGold Ashanti Limited for the year ended 31 December 2019 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Ernest Adriaan Lodewyk Botha - Director
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
19 February 2020

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
19

GROUP - INCOME STATEMENT

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2019	2018	2019	2018
US Dollar million	Notes	Unaudited	Unaudited	Reviewed	Reviewed

Continuing operations
Revenue from product sales	2	1,943	1,672	3,525	3,336
Cost of sales	3	(1,363)	(1,333)	(2,626)	(2,584)
Gain (loss) on non-hedge derivatives and other commodity contracts		1	(9)	5	(2)
Gross profit		581	330	904	750
Corporate administration, marketing and other expenses	4	(41)	(37)	(82)	(76)
Exploration and evaluation costs		(60)	(55)	(112)	(98)
Impairment, derecognition of assets and profit / loss on disposal		(3)	(7)	(6)	(7)
Other (expenses) income	5	(58)	(39)	(83)	(79)
Operating profit		419	192	621	490
Interest income		9	4	14	8
Dividends received		—	2	—	2
Foreign exchange losses		(11)	(10)	(12)	(9)
Finance costs and unwinding of obligations	6	(80)	(89)	(172)	(168)
Share of associates and joint ventures' profit	7	89	81	168	122
Profit (loss) before taxation		426	180	619	445
Taxation	8	(188)	(100)	(250)	(212)
Profit (loss) for the period from continuing operations		238	80	369	233
Discontinued operations
Profit (loss) from discontinued operations	9	(361)	27	(376)	(83)
Profit (loss) for the period		(123)	107	(7)	150

Allocated as follows:
Equity shareholders
- Continuing operations		234	73	364	216
- Discontinued operations		(361)	27	(376)	(83)
Non-controlling interests
- Continuing operations		4	7	5	17
		(123)	107	(7)	150

Basic profit (loss) per ordinary share (cents) (1)
Earnings per ordinary share from continuing operations		56	18	87	52
Earnings (loss) per ordinary share from discontinued operations		(86)	6	(90)	(20)
Basic profit (loss) per ordinary share (cents)		(30)	24	(3)	32

Diluted profit (loss) per ordinary share (cents) (2)
Earnings per ordinary share from continuing operations		56	18	87	52
Earnings (loss) per ordinary share from discontinued operations		(86)	6	(90)	(20)
Diluted profit (loss) per ordinary share (cents)		(30)	24	(3)	32

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the twelve months ended 31 December 2019 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the Group's SVP: Finance. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group's Chief Financial Officer and Mr Kelvin Dushnisky (B.Sc. (Honours); M.Sc; J.D.), the Group's Chief Executive Officer. The financial statements for the twelve months ended 31 December 2019 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young Inc.

Any forward looking financial information as well as the information for the six months ended 31 December 2019 disclosed in this results announcement have not been reviewed or audited or otherwise reported on by Ernst & Young Inc.

Certain information presented in this results announcement constitutes pro forma financial information. This information is the responsibility of the Company's Board and is presented for illustrative purposes only. Because of its nature the pro forma financial information may not fairly present the Company's financial information, changes in equity and results of operations or cash flows. This information has not been reviewed or audited or otherwise reported on by Ernst & Young Inc.

Comparative periods have been restated in accordance with IFRS 5, refer to note 9 .

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
20

GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Profit (loss) for the period	(123)	107	(7)	150

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(5)	(48)	4	(150)

Items that will not be reclassified subsequently to profit or loss:
Net gain (loss) on equity investments	13	(8)	6	9
Actuarial gain recognised	2	5	2	5
Deferred taxation thereon	—	(13)	2	(5)
	15	(16)	10	9

Other comprehensive (loss) income for the period, net of tax	10	(64)	14	(141)

Total comprehensive income (loss) for the period, net of tax	(113)	43	7	9

Allocated as follows:
Equity shareholders
- Continuing operations	244	9	378	75
- Discontinued operations	(361)	27	(376)	(83)
Non-controlling interests
- Continuing operations	4	7	5	17
	(113)	43	7	9

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
21

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at
		Dec	Dec
		2019	2018
US Dollar million	Note	Reviewed	Reviewed

ASSETS
Non-current assets
Tangible assets		2,592	3,381
Right of use assets	15	158	—
Intangible assets		123	123
Investments in associates and joint ventures		1,581	1,528
Other investments		76	141
Inventories		93	106
Trade, other receivables and other assets		122	102
Deferred taxation		105	—
Cash restricted for use		31	35
		4,881	5,416

Current assets
Other investments		10	6
Inventories		632	652
Trade, other receivables and other assets		250	209
Cash restricted for use		33	31
Cash and cash equivalents		456	329
		1,381	1,227
Assets held for sale	9	601	—
		1,982	1,227

Total assets		6,863	6,643

EQUITY AND LIABILITIES
Share capital and premium	11	7,199	7,171
Accumulated losses and other reserves		(4,559)	(4,519)
Shareholders' equity		2,640	2,652
Non-controlling interests		36	42
Total equity		2,676	2,694

Non-current liabilities
Borrowings		1,299	1,911
Lease liabilities	15	126	—
Environmental rehabilitation and other provisions		697	827
Provision for pension and post-retirement benefits		100	100
Trade, other payables and deferred income		15	3
Deferred taxation		241	315
		2,478	3,156

Current liabilities
Borrowings		734	139
Lease liabilities	15	45	—
Trade, other payables, deferred income and provisions		586	594
Taxation		72	60
		1,437	793
Liabilities held for sale	9	272	—
		1,709	793

Total liabilities		4,187	3,949

Total equity and liabilities		6,863	6,643

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
22

GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
		2019	2018	2019	2018
US Dollar million	Note	Unaudited	Unaudited	Reviewed	Reviewed
Cash flows from operating activities
Receipts from customers		1,952	1,697	3,535	3,339
Payments to suppliers and employees		(1,202)	(1,163)	(2,433)	(2,408)
Cash generated from operations	13	750	534	1,102	931
Dividends received from joint ventures		44	42	77	91
Taxation refund		—	5	7	4
Taxation paid		(153)	(75)	(228)	(170)
Net cash inflow (outflow) from operating activities from continuing operations		641	506	958	856
Net cash inflow (outflow) from operating activities from discontinued operations		63	30	89	1
Net cash inflow from operating activities		704	536	1,047	857

Cash flows from investing activities
Capital expenditure		(439)	(324)	(703)	(575)
Interest capitalised and paid		(6)	—	(6)	—
Dividends from other investments		—	2	—	2
Proceeds from disposal of tangible assets		1	3	3	10
Other investments acquired		(9)	(2)	(9)	(13)
Proceeds from disposal of other investments		—	—	3	7
Investments in associates and joint ventures		(3)	(4)	(5)	(8)
Loans advanced to associates and joint ventures		—	(3)	(3)	(5)
Loans repaid by associates and joint ventures		17	22	23	22
Increase in cash restricted for use		(16)	(13)	—	(6)
Interest received		9	3	14	5
Net cash inflow (outflow) from investing activities from continuing operations		(446)	(316)	(683)	(561)
Net cash inflow (outflow) from investing activities from discontinued operations		(25)	(34)	(54)	226
Cash in subsidiaries sold and transferred to held for sale		(6)	—	(6)	—
Net cash outflow from investing activities		(477)	(350)	(743)	(335)

Cash flows from financing activities
Proceeds from borrowings		14	470	168	753
Repayment of borrowings		(41)	(468)	(123)	(967)
Repayment of lease liabilities		(22)	—	(42)	—
Finance costs - borrowings		(60)	(64)	(128)	(130)
Finance costs - leases		(4)	—	(9)	—
Bond settlement premium, RCF and bond transaction costs		—	(10)	—	(10)
Dividends paid		—	—	(43)	(39)
Net cash inflow (outflow) from financing activities from continuing operations		(113)	(72)	(177)	(393)
Net cash inflow (outflow) from financing activities from discontinued operations		—	—	—	—
Net cash outflow from financing activities		(113)	(72)	(177)	(393)

Net increase in cash and cash equivalents		114	114	127	129
Translation		—	—	—	(5)
Cash and cash equivalents at beginning of period		342	215	329	205
Cash and cash equivalents at end of period		456	329	456	329

Comparative periods have been restated in accordance with IFRS 5, refer to note 9 .

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
23

GROUP – STATEMENT OF CHANGES IN EQUITY

	Equity holders of the parent
US Dollar million	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial gains (losses)	Foreign currency translation reserve	Total	Non-controlling interests	Total equity

Balance at 31 December 2017	7,134	124	(3,349)	33	(16)	(1,263)	2,663	41	2,704
Profit (loss) for the year			133				133	17	150
Other comprehensive income (loss)				5	4	(150)	(141)		(141)
Total comprehensive income (loss)	—	—	133	5	4	(150)	(8)	17	9
Shares issued	37						37		37
Share-based payment for share awards net of exercised		(17)					(17)		(17)
Dividends paid			(24)				(24)		(24)
Dividends of subsidiaries							—	(15)	(15)
Transfer of gain on disposal of equity investments			1	(1)			—		—
Translation		(11)	12				1	(1)	—
Balance at 31 December 2018	7,171	96	(3,227)	37	(12)	(1,413)	2,652	42	2,694
Profit (loss) for the year			(12)				(12)	5	(7)
Other comprehensive income (loss)				8	2	4	14		14
Total comprehensive income (loss)	—	—	(12)	8	2	4	2	5	7
Shares issued	28						28		28
Share-based payment for share awards net of exercised		(10)					(10)		(10)
Dividends paid			(27)				(27)		(27)
Dividends of subsidiaries							—	(16)	(16)
Transactions with non-controlling interests		(4)					(4)	4	—
Translation		1	(2)				(1)	1	—
Balance at 31 December 2019	7,199	83	(3,268)	45	(10)	(1,409)	2,640	36	2,676

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
24

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Gold income

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	1,232	1,012	2,203	1,983
Australia	435	390	851	780
Americas	545	507	1,000	1,021
	2,212	1,909	4,054	3,784
Equity-accounted investments included above	(318)	(295)	(615)	(581)
Continuing operations	1,894	1,614	3,439	3,203
Discontinued operations - South Africa	310	269	554	602
	2,204	1,883	3,993	3,805

By-product revenue

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	2	2	3	4
Australia	2	1	3	2
Americas	46	56	81	128
	50	59	87	134
Equity-accounted investments included above	(1)	(1)	(1)	(1)
Continuing operations	49	58	86	133
Discontinued operations - South Africa	1	—	1	6
	50	58	87	139

Cost of sales

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	818	819	1,601	1,607
Australia	312	332	632	622
Americas	437	407	822	838
Corporate and other	4	5	(1)	(3)
	1,571	1,563	3,054	3,064
Equity-accounted investments included above	(208)	(230)	(428)	(480)
Continuing operations	1,363	1,333	2,626	2,584
Discontinued operations - South Africa	247	237	479	589
	1,610	1,570	3,105	3,173

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
25

Segmental reporting (continued)

Gross profit

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	416	195	605	380
Australia	125	59	221	160
Americas	156	153	265	310
Corporate and other	(5)	(12)	1	2
	692	395	1,092	852
Equity-accounted investments included above	(111)	(65)	(188)	(102)
Continuing operations	581	330	904	750
Discontinued operations - South Africa	65	32	79	22
	646	362	983	772

Amortisation

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	195	196	367	379
Australia	88	87	173	149
Americas	97	102	177	192
Corporate and other	—	1	3	3
	380	386	720	723
Equity-accounted investments included above	(63)	(82)	(137)	(165)
Continuing operations	317	304	583	558
Discontinued operations - South Africa	31	30	61	72
	348	334	644	630

Capital expenditure

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Continental Africa	260	175	410	313
Australia	91	76	149	156
Americas	115	101	195	176
Corporate and other	—	1	—	—
Continuing operations	466	353	754	645
Discontinued operations - South Africa	30	34	60	76
	496	387	814	721
Equity-accounted investments included above	(27)	(28)	(51)	(69)
	469	359	763	652

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
26

Segmental reporting (continued)

Total assets

	As at	As at
	Dec	Dec
	2019	2018
US Dollar million	Reviewed	Reviewed

South Africa	697	1,106
Continental Africa	3,514	3,135
Australia	972	888
Americas	1,427	1,286
Corporate and other	253	228
	6,863	6,643

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
27

Notes
for the six months and year ended 31 December 2019

1 Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are in terms of the JSE Listings Requirements and are consistent with those used in the annual financial statements for the year ended 31 December 2018, except for the adoption of new or amended standards applicable from 1 January 2019.

Effective 1 July 2019, the group changed the disclosure of “Special Items” in the income statement, refer to note 19.

As a result of adopting IFRS 16 Leases, the group has changed its accounting policies. The impact of adopting IFRS 16 Leases, and the new accounting policy are disclosed in note 18.

The comparative periods have been restated to separate continuing operations from discontinued operations in accordance with IFRS 5, as a consequence of the disposal of the South African producing assets and related liabilities announced on 12 February 2020.

The condensed consolidated interim financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the year ended 31 December 2019. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2018.

Based on materiality, certain comparatives have been aggregated. All notes are from continuing operations unless otherwise stated.

2    Revenue

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Gold income	1,894	1,614	3,439	3,203
By-products	49	58	86	133
Revenue from product sales	1,943	1,672	3,525	3,336

3    Cost of sales

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Cash operating costs	947	942	1,831	1,850
Royalties	79	67	137	133
Other cash costs	7	7	13	13
Total cash costs	1,033	1,016	1,981	1,996
Retrenchment costs	2	2	4	4
Rehabilitation and other non-cash costs	29	23	53	17
Amortisation of tangible assets	295	301	538	553
Amortisation of right of use assets (1)	21	—	42	—
Amortisation of intangible assets	1	3	3	5
Inventory change	(18)	(12)	5	9
	1,363	1,333	2,626	2,584

(1) Amortisation relating to right of use assets as recognised in accordance with IFRS 16 Leases.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
28

4    Corporate administration, marketing and other expenses (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Corporate administration expenses	30	29	63	60
Share scheme and related costs	11	8	19	16
	41	37	82	76

(1) Change in disclosure from prior periods, refer to note 19.

5    Other expenses (income) (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Care and maintenance	26	11	47	39
Government fiscal claims, cost of old tailings operations and other expenses	16	9	21	14
Guinea public infrastructure contribution	8	—	8	—
Pension and medical defined benefit provisions	5	7	9	10
Royalties received	(2)	(4)	(3)	(10)
Brazilian power utility legal settlement	—	—	(16)	—
Retrenchment and related costs	(2)	1	3	6
Legal fees and project costs	8	14	11	16
Other indirect taxes	(1)	1	3	4
	58	39	83	79

(1) Change in disclosure from prior periods, refer to note 19.

6    Finance costs and unwinding of obligations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Finance costs - borrowings	63	71	133	140
Finance costs - leases	5	—	10	—
Unwinding of obligations	12	18	29	28
	80	89	172	168

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
29

7    Share of associates and joint ventures' profit

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Revenue	319	296	616	582
Operating costs and other expenses	(226)	(214)	(452)	(472)
Net interest (paid) received	5	(12)	10	(8)
Profit before taxation	98	70	174	102
Taxation	(22)	(8)	(35)	(9)
Profit after taxation	76	62	139	93
Net impairment reversal of investments in associates	13	7	23	15
Net impairment reversal of investments in joint ventures	—	12	6	14
	89	81	168	122
8    Taxation

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

South African taxation
Prior year over provision	—	—	—	(2)
Deferred taxation
Other temporary differences	(2)	(3)	(18)	(27)
Change in estimated deferred tax rate	(14)	7	(14)	7
	(16)	4	(32)	(22)

Foreign taxation
Normal taxation	207	135	299	243
Prior year (over) under provision	3	(4)	(1)	1
Deferred taxation
Temporary differences	(14)	(31)	(28)	(6)
Prior year (over) under provision	(3)	4	1	4
Change in estimate	9	(7)	9	(7)
Change in statutory tax rate	2	(1)	2	(1)
	204	96	282	234

	188	100	250	212

Income tax uncertainties

AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the Company’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

The IFRS Interpretations Committee issued IFRIC23, which clarifies how the recognition and measurement requirements of income taxes are applied where there is uncertainty over income tax treatments. IFRIC 23 was adopted by the Company on 1 January 2019.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
30

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $10m (2018: $14m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the Companies’ tax returns for periods from 2003 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of approximately $25m relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been investigated by the Colombian Tax Authority which resulted in claims for taxes and penalties of $88m (1) (2018: $144m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in an adverse judgement on 22 October 2018, in the Administrative Court of Cundinamarca. An appeal was lodged and all arguments submitted to the Council of State on 21 August 2018, with an expected judgement in the next 12 to 18 months. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties will be waived, which reduces the overall exposure by $76m. The matter is pending and may take two to four years to be resolved. Management is of the opinion that the Colombian Tax Authority is unlikely to succeed in this matter and therefore no provision is made. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation.

(1) Includes reduction of overall exposure by $76m as described above.

Guinea - Siguiri
The Guinea Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2010, and 2014 to 2016 totalling $12m (attributable) (2018: $8m (attributable)). Management has objected to these assessments, but has provided for a portion of the total claims amounting to $2m (attributable) (2018: $2m (attributable)).
Mali - Sadiola, Yatela, Morila
The Mali Tax Authority has challenged various aspects of the Companies’ tax returns for periods of 2012 to 2018 totalling $26m (attributable) (2018: $16m (attributable)). This includes an assessment of $10m (attributable) received late in December 2019. Management has objected to these assessments and is of the opinion that the Tax Authority is unlikely to succeed in this matter and therefore no provision has been made.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2018 amounting to $164m (2018: $163m). Management has objected and appealed through various levels of the legislative processes and has provided for a portion of the total claims amounting to $2m (2018: $2m). Management is of the opinion that for the remainder of the claims the Tax Authority is unlikely to succeed and therefore no provision has been made.

In addition to above, it should be noted that amendments passed to legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The Company has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
31

9    Discontinued operations and assets and liabilities held for sale

South African asset sale

On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure.

The transaction includes the following assets and liabilities:

•	The Mponeng mine and its associated assets and liabilities;

•
The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;

•	First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities;

•	Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and

•	Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

The consideration comprises three elements:

•	US$200m in cash payable at closing; and

•	Two components of deferred consideration, payable as follows:

1.
US$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021; and

2.	US$20 per ounce payable on underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and Tau Tona mines) below the datum of current infrastructure.

The agreement provides for terms customary in agreements of this nature and is subject to customary conditions precedent. Key conditions precedent include:

•	Approval from the South African Competition Authorities in terms of the South African Competition Act No 89 of 1998; and

•	Section 11 approval from the Minister of Mineral Resources and Energy in terms of the MPRDA in relation to West Wits Mineral Right.

AngloGold Ashanti and Harmony have committed to engage with the relevant authorities and other stakeholders in order to ensure the conditions precedent are fulfilled as soon as possible with earliest closing anticipated on or about 30 June 2020.

As at 31 December 2019 AngloGold Ashanti had received offers from potential buyers regarding the sale of the South African assets. The announced transaction on 12 February 2020 resulted in an expected consideration of around $300m which forms the basis for the fair value less costs to sell value of the South Africa disposal group. The non-recurring fair value measurement for the South Africa disposal group is included in level 3 of the fair value hierarchy. The fair value is based on unobservable market offers from potential buyers for the South Africa disposal group.

The held for sale assets and liabilities related to the transaction are reported in the South Africa segment. The South African asset sale is treated as a discontinued operation.

In terms of the transaction the silicosis obligation of $65m and the post-retirement medical obligation of $91m relating to South African employees are retained by AngloGold Ashanti.

Sale interest in the Sadiola Mine

On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation (IAMGOLD), had agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola) to Allied Gold Corp (Allied Gold). Sadiola's principal asset is the Sadiola Mine located in the Kayes region of Western Mali. AngloGold Ashanti and IAMGOLD each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali.

In terms of the agreement, AngloGold Ashanti and IAMGOLD will sell their collective interests in Sadiola to Allied Gold for a cash consideration of US$105m, payable as follows:

•	US$50m (US$25m each to AngloGold Ashanti and IAMGOLD) upon the fulfillment or waiver of all conditions precedent and closing of the transaction;

•	Up to a further US$5m (US$2.5m each to AngloGold Ashanti and IAMGOLD), payable 8 days after closing, to the extent that the cash balance of Sadiola at closing is greater than an agreed amount;

•	US$25m (US$12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of the first 250,000 ounces from the Sadiola Sulphides Project (SSP); and

•	US$25m (US$12.5m each to AngloGold Ashanti and IAMGOLD) upon the production of a further 250,000 ounces from the SSP.

The transaction is subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. AngloGold Ashanti received approval from the South African Reserve Bank in early 2020. It is anticipated that all conditions precedent will be fulfilled or waived by the end of April 2020.

This transaction offer represents the most significant unobservable input in determining the non-recurring fair value measurement of the Sadiola investment; accordingly, the fair value is included in level 3 of the fair value hierarchy.

The carrying value of the Sadiola held for sale asset of $20m (which is lower than fair value less costs to sell) is included in the Continental Africa segment; it was previously disclosed as an investment in joint venture on the Statement of Financial Position.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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Discontinued operations
The results of the South Africa disposal group for the year ended 31 December 2019 are presented below:

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Revenue from product sales	311	269	555	608
Cost of sales	(247)	(237)	(479)	(589)
Gain on non-hedge derivatives and other commodity contracts	1	—	3	3
Gross profit	65	32	79	22
Other expenses	(25)	(18)	(44)	(72)
Derecognition of assets, impairments and profit on disposal of assets	4	(2)	(3)	(118)
Impairment loss recognised on remeasurement to fair value less costs to sell	(549)		(549)
(Loss) profit before taxation	(505)	12	(517)	(168)
Normal and deferred taxation on operations	(18)	16	(23)	38
Deferred taxation on impairment loss, derecognition and profit on disposal of assets	162	(1)	164	47
Total (loss) profit from discontinued operations	(361)	27	(376)	(83)
The major classes of assets and liabilities of the South African disposal group as at 31 December 2019, are as follows:

Year
ended
Dec
2019
US Dollar million	Reviewed

Tangible assets and right of use assets	429
Other investments	84
Inventories	37
Trade, other receivables and other assets	4
Deferred taxation	15
Cash and cash restricted for use	12
Assets held for sale	581

Lease liabilities	3
Environmental rehabilitation and other provisions	211
Trade and other payables	58
Liabilities held for sale	272
Net assets held for sale	309

Total assets held for sale include:
Sadiola	20
South Africa	581
601

The discontinued operations' net cash flows are reflected in the Statement of Cash Flows.

Impairment of South African assets

Following the classification of the South African disposal group as held for sale, an impairment of $549m and taxation on impairment of $164m (i.e. $385m, net of tax) was recognised to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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10    Headline earnings

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	(127)	100	(12)	133
Net impairment and derecognition of assets	551	10	559	102
Net loss (profit) on disposal of assets	(1)	10	(3)	32
Taxation	(164)	—	(165)	(47)
Headline earnings	259	120	379	220

Headline earnings per ordinary share (cents)(1)	62	29	91	53
Diluted headline earnings per ordinary share (cents) (2)	62	29	91	53

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	415,092,408	412,064,721	414,407,622	411,412,947
Fully vested options	2,914,815	4,258,290	3,942,155	5,709,208
Weighted average number of shares	418,007,223	416,323,011	418,349,777	417,122,155
Dilutive potential of share options	—	255,596	—	257,250
Dilutive number of ordinary shares	418,007,223	416,578,607	418,349,777	417,379,405

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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11    Share capital and premium

	As at	As at
	Dec	Dec
	2019	2018
US Dollar million	Reviewed	Reviewed
Share capital
Authorised:
600,000,000 ordinary shares of 25 SA cents each	23	23
2,000,000 A redeemable preference shares of 50 SA cents each	—	—
5,000,000 B redeemable preference shares of 1 SA cents each	—	—
30,000,000 C redeemable preference shares at no par value	—	—
	23	23

Issued and fully paid:
415,301,215 (2018: 412,769,980) ordinary shares in issue of 25 SA cents each	17	16
2,000,000 A redeemable preference shares of 50 SA cents each	—	—
778,896 B redeemable preference shares of 1 SA cent each	—	—
	17	16
Treasury shares held within the group
2,778,896 A and B redeemable preference shares	—	—
	17	16

Share premium
Balance at beginning of year	7,208	7,171
Ordinary shares issued	27	37
	7,235	7,208
Less: held within the group
Redeemable preference shares	(53)	(53)
Balance at end of year	7,182	7,155
Share capital and premium	7,199	7,171

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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12    Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at
	Dec	Dec
	2019	2018
US Dollar million	Reviewed	Reviewed

Change in liabilities arising from financing activities:

Reconciliation of total borrowings
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	2,050	2,268
Proceeds from borrowings	168	753
Repayment of borrowings	(123)	(967)
Finance cost paid on borrowings	(122)	(117)
Interest charged to the income statement	127	127
Deferred loan fees	(7)	—
Reclassification of finance leases to lease liabilities	(60)	—
Translation	—	(14)
Closing balance	2,033	2,050

Reconciliation of finance costs paid:
A reconciliation of the finance cost paid included in the statement of cash flows is set out in the following table:

Finance cost paid on borrowings	122	117
Capitalised finance cost	(5)	—
Commitment fees, utilisation fees and other borrowing costs	11	13
Total finance cost paid	128	130

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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13    Cash generated from operations (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Reviewed	Reviewed

Profit (loss) before taxation	426	180	619	445
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(1)	12	(6)	6
Amortisation of tangible and right of use assets	316	301	580	553
Amortisation of intangible assets	1	3	3	5
Finance costs and unwinding of obligations	80	89	172	168
Environmental, rehabilitation and other expenditure	2	4	(6)	(23)
Impairment and derecognition of assets and profit / loss on disposal	1	9	3	5
Other expenses (income)	28	16	41	28
Interest income	(9)	(4)	(14)	(8)
Share of associates and joint ventures' profit	(89)	(81)	(168)	(122)
Other non-cash movements	13	—	43	(4)
Movements in working capital	(18)	5	(165)	(122)
	750	534	1,102	931

Movements in working capital:
(Increase) decrease in inventories	(43)	(32)	(67)	(2)
(Increase) decrease in trade and other receivables	(51)	(15)	(138)	(74)
Increase (decrease) in trade, other payables and deferred income	76	52	40	(46)
	(18)	5	(165)	(122)
(1) Change in disclosure from prior periods, refer to note 19.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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14    Financial risk management activities

Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.

	As at	As at
	Dec	Dec
	2019	2018
US Dollar million	Reviewed	Reviewed

Carrying amount	2,033	2,050
Fair value	2,135	2,084

Fair Value hierarchy
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Types of instruments:

Equity securities
	Dec 2019				Dec 2018
	Reviewed				Reviewed
US Dollar million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other equity securities				—				—
Other equity securities FVTPL	21			21	19			19
Other equity securities FVOCI	82			82	69			69

Environmental obligations

Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence, AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.

In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.

In Australia, since 2014, we have paid into a Mine Rehabilitation Fund an amount of AUD $6.8m for a current carrying value of the liability of AUD $137.9m. In Ghana, at Iduapriem we have provided a bond comprising of a cash component of $9.99m with a further bond guarantee amounting to $36.6m issued by Ecobank Ghana Limited and United Bank for Africa (Ghana) Ltd for a current carrying value of the liability of $46.3m. At Obuasi we have provided a bond comprising of a cash component of $20.6m with a further bank guarantee amounting to $30.0m issued by Standard Chartered Bank Ghana limited (SCB) and United Bank for Africa Ghana Limited (UBA) for a current carrying value of the liability of $186.3m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.

In South Africa we have established a trust fund which has assets of ZAR 1.159bn and guarantees of ZAR 0.549bn issued by various banks, for a current carrying value of the liability of ZAR 0.901bn. The fund, guarantees and liability form part of the South African disposal group and have been transferred to held for sale. Refer to note 9.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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15    Leases

The group leases various assets including buildings, plant and equipment and vehicles. Some of the group’s lease obligations are secured by the lessors’ title to the leased assets for such leases.

	As at Dec 2019
	US Dollar million
Right of use assets	Mine infrastructure	Land and buildings	Total
Impact of adopting IFRS 16 - 1 January 2019	119	9	128
Transfers and other movements (1)	58	15	73
Additions	32	—	32
Accumulated amortisation and other movements	(61)	(14)	(75)
Net book value	148	10	158
Amortisation for the period	40	2	42

(1) Relates to contracts previously classified as leases under IAS 17 which the group has reassessed upon initial transition as leases under
IFRS 16 as of 1 January 2019.

As at Dec 2019
Amounts recognised in the income statement	US Dollar million
Amortisation expense on right of use assets	42
Interest expense on lease liabilities	10
Expenses on short term leases	83
Expenses on variable lease payments not included in the lease liabilities	220
Expenses on leases of low value assets	2

These expenses are allocated to cost of sales and corporate, administration and other costs.

Total cash outflow for leases during the period amounted to $51m, consisting of repayments of liabilities of $42m and finance costs paid of $9m.

As at Dec 2019
Lease liabilities	US Dollar million
Non-current	126
Current	45
Total	171

As at
Dec
2019
US Dollar million	Reviewed

Reconciliation of lease liabilities
A reconciliation of the lease liabilities included in the statement of financial position is set out in the following table:

Opening balance	—
Lease liabilities recognised	160
Repayment of lease liabilities	(42)
Finance costs paid on lease liabilities	(9)
Interest charged to the income statement	10
Reclassification of finance leases from borrowings	60
Change in estimate	(5)
Translation	(3)
Closing balance	171

Lease finance costs paid included in the statement of cash flows	9

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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As at Dec 2019
Maturity analysis of lease liabilities	US Dollar million
Undiscounted cash flows
Less than and including 1 year	52
Between 1 and 5 years	89
Five years and more	57
Total	198

As at Dec 2019
Reconciliation between IFRS 16 right of use assets and lease commitments as at 31 December 2018	US Dollar million
Lease liabilities at 1 January 2019	128
Discounting of lease liabilities	16
Non-qualifying leases (1)	121
Lease commitments at 31 December 2018	265

(1) Non-qualifying leases include right of use assets that are short term in nature, low value items, or where the contractual repayment structures are variable in nature only, as well as the service components of qualifying contracts, not capitalised as part of the initial cost of the right of use assets.

The group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the group’s treasury function.
All lease contracts contain market review clauses in the event that AngloGold Ashanti exercises its option to renew.

The weighted average incremental borrowing rate at the date of initial application is 4.72%.

16    Capital commitments

	As at	As at
	Dec	Dec
	2019	2018
US Dollar million	Reviewed	Reviewed

Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	161	99

(1) Includes the group's attributable share of capital commitments relating to associates and joint ventures and $7m (2018 : $8m) relating to Discontinued operations.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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17    Contractual commitments and contingencies

AngloGold Ashanti's material contingent liabilities at 31 December 2019 and 31 December 2018 are detailed below:

Contingencies and guarantees

	Dec 2019	Dec 2018
US Dollar million	Reviewed	Reviewed
Contingent liabilities
Litigation – Ghana (1) (2)	97	97
Litigation - North America (3)	—	—
Groundwater pollution (4)	—	—
Deep groundwater pollution – Africa (5)	—	—

	97	97

Litigation claims

(1)
Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a demand issued by MBC claiming a total of $97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration. The arbitration panel has been constituted and on 26 July 2019 held an arbitration management meeting to address initial procedural matters.

(2)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(3)
Litigation - On 19 October 2017, Newmont Mining Co. filed a lawsuit in the United States District Court for the Southern District of New York against AngloGold Ashanti and certain related parties, alleging that AngloGold Ashanti and such parties did not provide Newmont with certain information material to its purchase of the Cripple Creek & Victor Gold Mining Company in 2015 during the negotiation- and-sale process.  AngloGold Ashanti believes the lawsuit is without merit and continues to vigorously defend against it. The matter is proceeding. In view of the nature of the claims and the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 8.

Other

(4)
Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(5)
Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk.  In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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18 Impact of the adoption of new standards

AngloGold Ashanti adopted IFRS 16 Leases on 1 January 2019 which superseded IAS 17 Leases (see note 15 for detailed lease disclosures) and IFRIC 23 Uncertainty Over Income Tax Treatments.

The impact of the adoption of IFRS 16 and the new accounting policy are disclosed below.

The adoption of IFRS 16 has resulted in the recognition of right of use assets and related liabilities, previously not recognised on the statement of financial position.

The group elected to apply IFRS 16 utilising the modified retrospective approach, no cumulative effect of initially applying IFRS 16 was identified and recognised as an adjustment to the opening balance of retained earnings. The cumulative impact on the adoption of IFRS 16 results in the recognition of right of use assets, lease liabilities and the ensuing deferred tax. Refer to note 15 for the detail on the right of use assets and lease liabilities. The ability to set off deferred tax assets and liabilities resulted in an immaterial adjustment to the overall net deferred tax balance of the group. Comparative information has not been restated.

For contracts previously classified as leases under IAS 17, the group has reassessed whether the contract is or contains a lease upon initial transition to the new standard and has also performed an assessment to identify significant contracts which have not previously classified as leases, but which may be a lease under the new standard.

The group has applied the following practical expedients upon transition to IFRS 16:

Transition options applied:

•
Leases with a remaining contract period of 12 months or less will not be recorded on the statement of financial position and the lease payments will be expensed in the income statement on a straight-line basis.

•	The right of use asset is based on the lease liability recognised.

Practical expedients:

•	The short-term lease exemption - leases with a duration of less than a year will be expensed in the income statement on a straight-line basis.

•
The low value lease exemption - the group applied the low value exemption with a value of $10k for the individual leased asset value, and added an exception within its accounting policy to not capitalise leases with a net present value of $250k based on an IAS 1 materiality assessment.

•	Exclusion of initial direct costs for the measurement of the right of use asset at the date of initial application.

•	Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The leases accounting policy applicable from 1 January 2019:

The group assesses whether a contract is or contains a lease, at inception of a contract. The group recognises a right of use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group applies the portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that contracts that are denominated in the same currency will use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	the amount expected to be payable by the lessee under residual value guarantees;

•	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented separately in the consolidated statement of financial position, allocated to non-current and current liabilities.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The group remeasures the lease liability (and makes a corresponding adjustment to the related right of use asset) whenever:

•
the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

•
the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right of use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

The lease term shall be determined as the non-cancellable period of a lease, together with:

•	Periods covered by an option to extend the lease if AngloGold Ashanti is reasonably certain to make use of that option; and / or

•	Periods covered by an option to terminate the lease, if AngloGold Ashanti is reasonably certain not to make use of that option.

Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right of use asset, unless those costs are incurred to produce inventories.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
42

right of use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right of use asset reflects that the group expects to exercise a purchase option, the related right of use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right of use assets are presented as a separate line in the consolidated statement of financial position.

The group applies IAS 36 Impairment of Assets to determine whether a right of use asset is impaired and accounts for any identified impairment loss accordingly.

The adoption of IFRIC 23 had no impact on the group at 31 December 2019.

19    Re-presentation of disclosure from prior periods

Effective 1 July 2019, the group changed the disclosure of “Special Items” in the income statement. In prior periods, the group disclosed items that due to their size and/or nature, required separate disclosure on the face of the income statement as Special Items. In addition, a disclosure category - “Other operating expenses” was reported to disclose expenses which were not included in gross profit. Going forward these two categories of expenses and income will be disclosed as:

•Other expenses (income); and
•Separate line item(s) on the face of the income statement depending on materiality.

The re-presentation provides more useful information by reporting material items separately. The change in presentation has no impact on the reported totals, headline earnings per share or on amounts presented in the Statement of Financial Position.

As a result of the change, reclassifications in the Income Statement are as follows:

Income Statement extract (1)
	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2018	2018	2018	2018
US Dollar Million	Previously reported	Restated	Previously reported	Restated
Gross profit (loss)	362	362	772	772
Corporate administration, marketing and other expenses	(38)	(38)	(76)	(76)
Exploration and evaluation costs	(56)	(56)	(102)	(102)
Impairment, derecognition of assets and profit (loss) on disposal	n/a	(8)	n/a	(124)
Other expenses (income)	(40)	(51)	(97)	(143)
Special items	(19)	n/a	(170)	n/a
Operating profit (loss)	209	209	327	327
(1) Represents reclassifications prior to the disclosure of discontinued operations.

20	Announcements and subsequent events

Announcements

Court approval of settlement of the silicosis and TB class action - On 26 July 2019 the Johannesburg High Court approved the settlement of the silicosis and tuberculosis class action and the settlement agreement came into effect on 10 December 2019. The settlement is between AngloGold Ashanti, African Rainbow Minerals, Anglo American SA, Gold Fields, Harmony and Sibanye Stillwater; the settlement classes’ representatives and the settlement classes’ attorneys Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal Resources Centre.

B2Gold to earn management of Gramalote Project - On 16 September 2019, AngloGold Ashanti announced an agreement with B2Gold, its joint venture partner at the Gramalote Project in Colombia, whereby B2Gold will fund an investment and exploration programme next year to the value of $13.9m, in order to earn back to a 50:50 joint venture and assume management of the project effective 1 January 2020.

Board of Directors - On 27 November 2019, AngloGold Ashanti announced the appointment Mr Rhidwaan Gasant as lead independent director of the Company and on 28 November 2019, the appointment of Ms Nelisiwe Magubane as an independent non-executive director to its Board, which appointment became effective on 1 January 2020. Ms Magubane currently serves as a member of the Company's Investment Committee and the Social, Ethics and Sustainability Committee.

Obuasi Gold Mine pours first gold - On 18 December 2019, AngloGold Ashanti (Ghana), a wholly owned subsidiary of AngloGold Ashanti, has achieved its first pour of gold from the Obuasi Gold Mine, signaling the successful redevelopment of the mine into a modern, mechanised mining operation since mining activities were suspended five years ago.

Sale interest in the Sadiola Mine - On 23 December 2019, AngloGold Ashanti announced that it together with its joint venture partner, IAMGOLD Corporation (IAMGOLD), had agreed to sell their interests in Société d’Exploitation des Mines d’Or de Sadiola S.A. (Sadiola) to Allied Gold Corp (Allied Gold). Sadiola's principal asset is the Sadiola Mine located in the Kayes region of Western Mali. AngloGold Ashanti and IAMGOLD each hold a 41% interest in Sadiola with the remaining 18% interest held by the Government of Mali.

The transaction is subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. AngloGold Ashanti received approval from the South African Reserve Bank in early 2020. It is anticipated that all conditions precedent will be fulfilled or waived by the end of April 2020. Refer note 9.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
43

On 19 February 2020 the Board approved the following changes to its Board committees:

•
The appointment of Ms Maria Ramos as chair of the Social, Ethics and Sustainability Committee, effective 6 May 2020, following the retirement of Mrs Nozipho January-Bardill (current chair) from the Board at the Company’s next Annual General Meeting (AGM) on 6 May 2020. Ms Ramos will furthermore step down as a member of the Investment Committee and be appointed as a member of the Remuneration and Human Resources Committee, effective 6 May 2020.

•	The appointment of Mr Jochen Tilk as chair of the Investment Committee effective 6 May 2020, following the retirement of Mr Rod Ruston (current chair) from the Board at the AGM on 6 May 2020.

Subsequent events

On 12 February 2020, AngloGold Ashanti announced that it has reached an agreement to sell its remaining South African producing assets and related liabilities to Harmony Gold Mining Company Limited. Consideration for the transaction is in cash and deferred payments with expected proceeds of around $300m, subject to subsequent performance, and with additional proceeds if the West Wits assets are developed below current infrastructure. Refer to note 9.

By order of the Board

SM PITYANA KPM DUSHNISKY                     KC RAMON
Chairman Chief Executive Officer                    Chief Financial Officer

19 February 2020

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
44

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.121 for the year ended 31 December 2019 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	165
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	132
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	415,301,215
AngloGold Ashanti's tax reference number	9640006608

In compliance with the requirements of Strate, given the Company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2020
Declaration date	Friday, 21 February
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 9 March
Last date to trade ordinary shares cum dividend	Tuesday, 10 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 11 March
Ordinary shares trade ex-dividend	Wednesday, 11 March
Record date	Friday, 13 March
Payment date	Friday, 27 March

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 11 March 2020 and Friday, 13 March 2020, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 9 March 2020 and Friday, 13 March 2020, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2020
Last date to trade ordinary shares cum dividend	Wednesday, 11 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 11 March
Ordinary shares trade ex-dividend	Thursday, 12 March
Record date	Friday, 13 March
Payment date	Friday, 27 March

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2020
Ex dividend on New York Stock Exchange	Thursday, 12 March
Record date	Friday, 13 March
Approximate date of currency conversion	Friday, 27 March
Approximate payment date of dividend	Monday, 6 April

Assuming an exchange rate of R15/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.11 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share

2020
Last date to trade and to register GhDSs cum dividend	Wednesday, 11 March
GhDSs trade ex-dividend	Wednesday, 11 March
Record date	Friday, 13 March
Approximate payment date of dividend	Friday, 27 March

Assuming an exchange rate of R1/¢0.3540, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.0.5841 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
45

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision Maker (the Chief Executive Officer and the Executive Committee).

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on the convertible bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Price received - continuing operations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Gold income (note 2)	1,894	1,614	3,439	3,203
Adjusted for non-controlling interests	(41)	(39)	(77)	(84)
	1,853	1,575	3,362	3,119
Associates and joint ventures' share of gold income including realised non-hedge derivatives	318	295	615	581
Attributable gold income	2,171	1,870	3,977	3,700

Attributable gold sold - oz (000)	1,470	1,532	2,852	2,922
Price received per unit - $/oz	1,477	1,221	1,394	1,266

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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B    All-in sustaining and All-in costs - continuing operations (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million / Imperial	Unaudited	Unaudited	Unaudited	Unaudited

Cost of sales per income statement (note 3)	1,363	1,333	2,626	2,584
By-product revenue (note 2)	(49)	(58)	(86)	(133)
Realised other commodity contracts	—	(3)	—	(5)
Amortisation of tangible and intangible assets (note 3)	(317)	(304)	(583)	(558)
Adjusted for decommissioning and inventory amortisation	3	1	1	(6)
Lease payment sustaining	25	—	51	—
Corporate administration and marketing related to current operations	41	37	82	76
Associates and joint ventures' share of costs	145	149	292	319
Sustaining exploration and study costs	11	23	31	38
Total sustaining capital expenditure	245	268	436	501
All-in sustaining costs	1,467	1,446	2,850	2,816
Adjusted for non-controlling interests and non-gold producing companies	(31)	(36)	(60)	(64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,436	1,410	2,790	2,752

All-in sustaining costs	1,467	1,446	2,850	2,816
Non-sustaining project capital expenditure	221	84	318	145
Non-sustaining lease payments	1	—	1	—
Technology improvements	—	—	—	—
Non-sustaining exploration and study costs	55	35	89	67
Care and maintenance (note 5)	26	11	47	39
Corporate and social responsibility costs not related to current operations	29	15	38	22
Other provisions	1	—	2	(1)
All-in costs	1,800	1,591	3,345	3,088
Adjusted for non-controlling interests and non -gold producing companies	(33)	(35)	(62)	(69)
All-in costs adjusted for non-controlling interests and non-gold producing companies	1,767	1,556	3,283	3,019

Gold sold - oz (000)	1,470	1,532	2,852	2,922

All-in sustaining cost per unit - $/oz	977	920	978	942

All-in cost per unit - $/oz	1,202	1,016	1,151	1,034

(1) Refer to the Supplementary report for Summary of Operations by mine.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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C    Total cash costs - continuing operations (1)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Total cash costs (note 3)	1,033	1,016	1,981	1,996
By-product revenue (note 2)	(49)	(58)	(86)	(133)
Associates and joint ventures' share of total cash costs	145	145	292	308
Adjusted for non-controlling interests, non-gold producing companies and other	(27)	(23)	(53)	(47)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1,102	1,080	2,134	2,124

Gold produced - oz (000)	1,500	1,542	2,860	2,913

Total cash cost per unit - $/oz	735	700	746	729

(1) Refer to the Supplementary report for Summary of Operations by Mine.

D    Adjusted EBITDA - continuing operations (2)

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Profit (loss) before taxation	426	180	619	445
Add back :
Finance costs and unwinding of obligations (note 6)	80	89	172	168
Interest income	(9)	(4)	(14)	(8)
Amortisation of tangible, intangible and right of use assets (note 3)	317	304	583	558
Other amortisation	1	2	6	11
Associates and joint ventures' adjustments for amortisation, interest, taxation and other	78	85	149	158
EBITDA	893	656	1,515	1,332

Adjustments :
Foreign exchange losses	11	10	12	9
Impairment and derecognition of assets	1	5	3	5
Care and maintenance (note 5)	26	11	47	39
Retrenchment and related costs	3	1	7	4
Net (profit) loss on disposal of assets	2	2	3	2
Unrealised non-hedge derivative (gain) loss	(1)	12	(5)	7
Associates and joint ventures' share of costs	—	—	(2)	(3)
Dividend income	—	(2)	—	(2)
Realised gain on other commodity contracts	—	(3)	—	(5)
Adjusted EBITDA	935	692	1,580	1,388

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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E    Interest cover - continuing operations

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (note D)	935	692	1,580	1,388
Finance costs (note 6)	68	71	143	140
Capitalised finance costs	6	—	6	—
	74	71	149	140

Interest cover - times	13	10	11	10

F    Free cash flow

	Six months	Six months	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2019	2018	2019	2018
US Dollar million	Unaudited	Unaudited	Unaudited	Unaudited

Net cash inflow from operating activities	704	536	1,047	857
Net cash outflow from investing activities	(477)	(350)	(743)	(335)
Finance costs (note 6)	(68)	(71)	(143)	(140)
Repayment of lease liabilities	(22)	—	(42)	—
Movements in restricted cash	16	13	—	6
Acquisitions, disposals and other	—	(10)	2	(12)
Proceeds from sale of assets	—	—	—	(309)
Cash in subsidiaries sold and transferred to held for sale	6	—	6	—
Free cash flow	159	118	127	67

G    Net asset value - cents per share

	As at	As at
	Dec	Dec
	2019	2018
US Dollar million	Unaudited	Unaudited

Total equity	2,676	2,694

Number of ordinary shares in issue - million (note 11)	415	413
Net asset value - cents per share	644	653

Total equity	2,676	2,694
Intangible assets	(123)	(123)
	2,553	2,571

Number of ordinary shares in issue - million (note 11)	415	413
Net tangible asset value - cents per share	615	623

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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H    Adjusted net debt - continuing operations

	As at	As at
	Dec	Dec
	2019	2018
US Dollar million	Unaudited	Unaudited

Borrowings - non-current portion	1,299	1,911
Lease liabilities - non-current portion	126	—
Borrowings - current portion	734	139
Lease liabilities - current portion	45	—
Total borrowings	2,204	2,050
Less cash and cash equivalents	(456)	(329)
Net debt	1,748	1,721

Adjustments:
IFRS16 lease adjustments	(119)	—
Corporate office lease	—	(9)
Unamortised portion of borrowing costs	16	13
Cash restricted for use	(64)	(66)
Adjusted net debt	1,581	1,659

Adjusted net debt to Adjusted EBITDA	1.00:1	1.20:1

Other information - Exchange rates

	Dec	Dec
	2019	2018
	Unaudited	Unaudited

ZAR/USD average for the year to date	14.44	13.25
ZAR/USD average for the quarter	14.71	14.29
ZAR/USD average for the half year to date	14.69	14.18
ZAR/USD closing	13.99	14.35

AUD/USD average for the year to date	1.44	1.34
AUD/USD average for the quarter	1.46	1.39
AUD/USD average for the half year to date	1.46	1.38
AUD/USD closing	1.42	1.42

BRL/USD average for the year to date	3.94	3.66
BRL/USD average for the quarter	4.12	3.80
BRL/USD average for the half year to date	4.05	3.88
BRL/USD closing	4.03	3.87

ARS/USD average for the year to date	48.29	28.14
ARS/USD average for the quarter	59.35	37.12
ARS/USD average for the half year to date	55.00	34.63
ARS/USD closing	59.90	37.81

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
50

Reconciliation of AISC and AIC to Free cash flow
	Six months ended Dec	Six months ended Dec	Six months ended Dec	Six months ended Dec	Year ended Dec	Year ended Dec	Year ended Dec	Year ended Dec
	2019	2018	2019	2018	2019	2018	2019	2018
	$/oz	$/oz	$ million	$ million	$/oz	$/oz	$ million	$ million
All-in sustaining costs from continuing operations	977	920	1,436	1,410	978	942	2,790	2,752
Non-sustaining capital & other	225	96	331	146	173	92	493	267
All-in costs from continuing operations	1,202	1,016	1,767	1,556	1,151	1,034	3,283	3,019
Associates and joint ventures' share of costs			(178)	(180)			(352)	(396)
Non-controlling interest share of costs			33	35			62	69
Provisions and other cash and non-cash movements	(24)	(2)	(31)	(3)	(28)	12	(68)	31
Working capital movements	14	(4)	18	(5)	67	48	165	122
Income taxes	120	53	153	70	90	66	221	166
Finance cost accrued and finance transaction costs	49	61	63	81	54	60	133	150
Other investing activities	(8)	(15)	(10)	(20)	(8)	(8)	(20)	(19)
Cash outflows of subsidiaries and non-controlling interests	1,420	1,164	1,815	1,534	1,393	1,247	3,424	3,142

Free Cash flows of subsidiaries and non-controlling interests	46	45	78	80	5	18	15	61
Free Cash flows of discontinued operations	22	(2)	37	(4)	11	(25)	35	(85)
Dividend from equity JV's	26	23	44	42	23	26	77	91
Free cash flow	93	66	159	118	38	19	127	67

Gold revenue of equity JV's			318	295			615	581
Gold revenue from continuing subsidiaries			1,853	1,575			3,362	3,119
Attributable gold revenue	1,477	1,221	2,171	1,870	1,394	1,266	3,977	3,700
Gold revenue of non-controlling interests			41	39			77	84
Gold revenue including JV's and non-controlling interests			2,212	1,909			4,054	3,784

Attributable Ounces sold from continuing subsidiaries	1,254	1,291			2,410	2,463
Non-Controlling interests Ounces sold	24	28			48	58
Ounces sold relating to subsidiaries and non-controlling interests	1,278	1,318			2,459	2,520

Attributable Ounces sold from continuing subsidiaries	1,254	1,291			2,410	2,463
Attributable Ounces sold of JV's	215	241			442	459
Attributable Ounces sold (as used for AISC $/oz; AIC $/oz and price received $/oz)	1,470	1,532			2,852	2,922

Ounces sold from discontinued operations	220	229			414	490

Total Ounces sold	1,714	1,789			3,315	3,469

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
51

All-in sustaining costs and All-in costs - continuing operations
	Six months ended Dec	Six months ended Dec	Year ended Dec	Year ended Dec
	2019	2018	2019	2018
Per unit $/oz	Unaudited	Unaudited	Unaudited	Unaudited

Total cash costs	735	700	746	729
Corporate administration, exploration and evaluation, rehabilitation and inventory movements	45	51	61	51
Total sustaining capital expenditure	167	175	153	171
Sustaining leases	17	—	18	—
Other - stockpile adjustments and minorities	13	(6)	—	(9)
All-in sustaining costs	977	920	978	942
Non-sustaining project capital expenditure	150	55	111	50
Non-sustaining lease payments	1	—	—	—
Non-sustaining exploration, study costs	37	23	31	23
Care and maintenance	18	7	17	13
Corporate and social responsibility	19	11	14	6
All-in costs	1,202	1,016	1,151	1,034

Gold sold - oz (000)	1,470	1,532	2,852	2,922

Margins on gold revenue - continuing operations
	Six months ended Dec	Six months ended Dec	Year ended Dec	Year ended Dec
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited
On total cash costs	50%	43%	46%	42%
On All-in sustaining costs	34%	25%	30%	26%
On All-in costs	19%	17%	17%	18%

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
52

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 23, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
KPM Dushnisky§ (Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
AM Ferguson*
AH Garner#
R Gasant^
NP January-Bardill^
NVB Magubane^
M Ramos^
MDC Richter#
RJ Ruston~
JE Tilk§

* British § Canadian #American
~ Australian ^South African

Officers
ME Sanz Perez
Executive Vice President
General Counsel, Compliance and Company Secretary

Investor Relations contacts
Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashanti.com

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
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Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 21, 2020    By: /s/ ME SANZ PEREZ_
Name: ME Sanz Perez
Title: Executive Vice President –General Counsel, Compliance and Company Secretary

Preliminary Condensed Financial Information for the year ended 31 December 2019 - www.AngloGoldAshanti.com
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